Hongkong Electric Holdings Ltd
香港電燈集團有限公司

Hongkong Electric Centre, 44 Kennedy Road, Hong Kong.
Telephone: 2843 3111 Telex: HX 73071 Cables: Electric
Facsimile: 2537 1013, 2810 0506 Email: mail@hec.com.hk

Please address correspondence to
PO Box 915, GPO Hong Kong

HONGKONG ELECTRIC GROUP

RECEIVED
2004 DEC -6 P 2:06
OFFICE OF INTERNATIONAL CORPORATE FINANCE

26th November 2004

04046891

SUPPL

Securities & Exchange Commission
Office of International Corporate Finance
450 Fifth Street N.W.
Washington, D.C. 20549
U.S.A.

Dear Sirs,

Hongkong Electric Holdings Limited
Rule 12g3-2(b) Materials
File No. 82-4086

The following materials are enclosed pursuant to Rule 12g3-2(b)(1)(iii) under the Securities Exchange Act of 1934 (the "Exchange Act"), in connection with the exemption from reporting under that Rule by Hongkong Electric Holdings Limited:

1. Announcement published in the newspapers on 26th November 2004 regarding the Company's Notice of Extraordinary General Meeting; and

2. A printed copy of our Company's Circular on Discloseable and Connected Transactions - Acquisition of Alpha Central Profits Limited dated 26th November 2004.

Pursuant to Rule 12g3-2(b)(4) and (5), the enclosed materials shall not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and the furnishing of such materials shall not constitute an admission for any purpose that Hongkong Electric Holdings Limited is subject to the Exchange Act.

Yours faithfully,

Lillian Wong
COMPANY SECRETARY

12/21

Enc.
LW/jh

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

S.C.M.P. 26.11.2004

香港電燈集團有限公司

Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)

(Stock code: 006)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hongkong Electric Holdings Limited (the "Company") will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 14 December 2004 at 11:30 a.m. for the purposes of considering and, if thought fit, passing with or without modification the following resolution as an **ORDINARY RESOLUTION**:

"**THAT** the acquisition by the Company of the entire issued share capital of Alpha Central Profits Limited (the "**Alpha Acquisition**") on the terms and subject to the conditions of the agreement made between the Company and Cheung Kong Infrastructure Holdings Limited dated 10 September 2004 (the "**Alpha Acquisition Agreement**"), a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification, and the entering into by the Company of certain associated transactions ("**Ancillary Transactions**"), details of which are set out in the circular to the shareholders of the Company dated 26 November 2004 (the "**Circular**") of which this notice of meeting forms part, and the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations, under the Alpha Acquisition Agreement and/or the Ancillary Transactions, including entering into and/or performing any agreement, undertaking or other obligation associated with them be and are hereby approved; and any two executive Directors be and are hereby authorised to execute all such documents and deeds and do and authorise all such acts, matters and things as they may in their discretion consider necessary or desirable on behalf of the Company for the purpose of implementing, and otherwise in connection with, the Alpha Acquisition and the Ancillary Transactions or the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations, under the Alpha Acquisition Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Alpha Acquisition and/or the Ancillary Transactions, including agreeing any modifications, amendments, waivers, variations or extensions of the Alpha Acquisition Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Alpha Acquisition and/or the Ancillary Transactions, as such Directors may deem fit."

By order of the Board
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

Hong Kong, 26 November 2004

Notes:

(1) The above resolution will be put to the vote at the meeting by way of a poll.

(2) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member of the Company. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong not later than 48 hours before the time for holding the meeting (or any adjournment thereof).

(3) The Register of Members of the Company will be closed from Thursday, 9 December 2004 to Tuesday, 14 December 2004, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the above meeting (or any adjournment thereof), all share transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:00 p.m. on Wednesday, 8 December 2004.

(4) Shareholders are advised to read the circular to shareholders of the Company dated 26 November 2004 which contains information concerning the resolution to be proposed at the above meeting (or any adjournment thereof).

As at the date of this notice, the Company's Board comprises Mr. George C. Magnus, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Andrew Hunter, Mr. Kam Hing-lam, Mr. Francis Lee Lan-yee, Mr. Victor Li Tzar-kuoi and Mr. Frank J. Sixt, being the executive directors, Mr. Ronald J. Arculli, Mrs. Susan M.F. Chow and Mr. Ewan Yee Lup-yuen, being the non-executive directors, Mr. Holger Kluge, Mr. Ralph Shea and Mr. Wong Chung-hin, being the independent non-executive directors.

2004年11月26日　星期五　香港經濟日報

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)
(股份代號：006)

股東特別大會通告

茲通告香港電燈集團有限公司(「本公司」)謹訂於二零零四年十二月十四日(星期二)上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，以考慮及酌情通過下列決議案為**普通決議案**(不論有否修訂)：

「**動議**批准本公司根據本公司與長江基建集團有限公司於二零零四年九月十日訂立之協議(「**Alpha收購協議**」，其註有「A」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別)及在其條件所規限下收購Alpha Central Profits Limited全部已發行股本(「**Alpha收購事項**」)，及本公司訂立之若干相聯交易(「**附屬交易**」，有關詳情載於本公司於二零零四年十一月二十六日向股東發出之通函(「**通函**」，本大會通告為其中部分))，以及實行、行使或實施Alpha收購協議及／或附屬交易項下之任何權利及履行其任何責任，包括訂立及／或履行與其有關之任何協議、承諾或其他責任；並授權任何兩名執行董事簽立所有有關文件及契據及代表本公司作出彼等酌情認為必需或合宜之一切有關行動、事宜及事情，以實行及另行有關Alpha收購事項及附屬交易或實行、行使或實施Alpha收購協議及／或根據Alpha收購事項及／或附屬交易訂立或與之有關之任何契據、文件、承諾或責任項下之任何權利及履行其任何責任，包括於董事可能視為適合之情況下同意任何修改、修訂、豁免、更改或延長Alpha收購協議及／或根據Alpha收購事項及／或附屬交易訂立或與之有關之任何契據、文件、承諾或責任。」

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零四年十一月二十六日

附註：

(一) 上述決議案將於會上以投票方式表決。

(二) 有權出席大會及於會上投票之本公司股東，均有權委任代表出席及代其投票。(任何持有兩股股份或以上之股東不得委任超過兩名代表)。代表人不必為本公司股東。所有委派代表書須於大會(或其任何續會)舉行時間前四十八小時送達本公司之註冊辦事處，地址為香港堅尼地道44號，方為有效。

(三) 本公司將由二零零四年十二月九日(星期四)至二零零四年十二月十四日(星期二)(首尾兩日包括在內)暫停辦理股份過戶工作。為符合資格出席上述大會(或其任何續會)及於會上投票，所有過戶文件連同有關股票須於二零零四年十二月八日(星期三)下午四時正前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。

(四) 股東可閱覽本公司於二零零四年十一月二十六日向股東發出之通函，當中載有關於將在上述大會(或其任何續會)提呈之決議案之資料。

於本通告日期，本公司董事局由執行董事麥理思先生、霍建寧先生、曹棨森先生、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生及陸法蘭先生；非執行董事夏佳理先生、周胡慕芳女士及余立仁先生；及獨立非執行董事Holger Kluge先生、佘頌平先生及黃頌顯先生組成。

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in **Hongkong Electric Holdings Limited**, you should at once hand this circular and the enclosed form of proxy to the purchaser or transferee or to the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

This circular is solely for the purpose of providing shareholders with certain information in connection with an extraordinary general meeting of the Company and does not constitute an invitation or offer to acquire or subscribe for securities.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(Incorporated in Hong Kong with limited liability)
(Stock Code: 006)

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITION OF ALPHA CENTRAL PROFITS LIMITED

Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders

CLSA
ASIA - PACIFIC MARKETS

A letter from the Board is set out on pages 8 to 25 of this circular and a letter from the Independent Board Committee is set out on page 26 of this circular.

The text of a letter of advice from the Independent Financial Adviser containing its advice to the Independent Board Committee and the Independent Shareholders is set out on pages 27 to 39 of this circular.

The Resolution will be proposed at the EGM to be held at 11:30 a.m. on 14 December 2004 (Tuesday) at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong to approve the matters referred to in this circular.

A notice dated 26 November 2004 convening the EGM is set out on pages 48 to 49 of this circular.

Whether or not you are able to attend the EGM or any adjourned meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed on it and return it to the registered office of the Company, 44 Kennedy Road, Hong Kong as soon as practicable and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment of it. Completion and return of the enclosed form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

26 November 2004

CONTENTS

In this circular, the following expressions have the following meanings unless the context requires otherwise:

"9.9% Buyers"	the buyers of the 9.9% Sale Shares, being Challenger (as to the portion of the 9.9% Sale Shares representing 5.8% of the issued share capital of Gas Network) and STC (as to the portion of the 9.9% Sale Shares representing 4.1% of the issued share capital of Gas Network), both of whom are independent third parties unconnected with the Company and are not connected persons of the Company
"9.9% Sale"	the sale of the 9.9% Sale Shares by Able Venture to the 9.9% Buyers pursuant to the 9.9% Sale Agreement
"9.9% Sale Agreement"	the agreement dated 12 November 2004 between CKI, Able Venture and the 9.9% Buyers relating to the sale and purchase of the 9.9% Sale Shares and the transaction documents to be entered into under such agreement
"9.9% Sale Shares"	99 ordinary shares of £1 each in the share capital of Gas Network, being 9.9% of the issued share capital of Gas Network as at the date of the 9.9% Sale Agreement
"Able Venture"	Able Venture Profits Limited, a company incorporated in the British Virgin Islands with limited liability under number 602782 and a wholly-owned indirect subsidiary of CKI
"Alpha"	Alpha Central Profits Limited, a company incorporated in the British Virgin Islands with limited liability under number 607423 and which, until Alpha Completion, is a wholly-owned indirect subsidiary of CKI
"Alpha Acquisition"	the acquisition by the Company or its nominee, and the sale to be procured by CKI, of the Alpha Share pursuant to the Alpha Acquisition Agreement
"Alpha Acquisition Agreement"	the agreement dated 10 September 2004 between CKI and the Company relating to the sale and purchase of the Alpha Share and the transaction documents to be entered into under such agreement
"Alpha Acquisition Announcement"	the joint announcement of HWL, CKI and the Company dated and published on 10 and 13 September 2004 respectively, relating to, amongst other things, the Alpha Acquisition

"Alpha Completion"	completion of the Alpha Acquisition Agreement in accordance with its terms
"Alpha Conditions"	the condition precedents to Alpha Completion as set out in the Alpha Acquisition Agreement
"Alpha Share"	1 ordinary share of US$1 in the share capital of Alpha, being the entire issued share capital of Alpha as at the date of the Alpha Acquisition Agreement
"Ancillary Transactions"	means the transactions associated with the Alpha Acquisition described in section 2.2, and the entering into by the Company of the Restated Gas Network Shareholders Agreement described in section 4, of the letter from the Board in this circular
"associate"	has the meaning ascribed to it in the Listing Rules
"Associated Corporations"	has the meaning ascribed to it under Part XV of the SFO
"Authority"	the Gas and Electricity Markets Authority for the United Kingdom
"Blackwater"	Blackwater F Limited, a company incorporated in England and Wales with limited liability under number 5167070
"Blackwater Acquisition"	the acquisition of the Blackwater Shares by Gas Network pursuant to the Blackwater Acquisition Agreement
"Blackwater Acquisition Agreement"	the agreement dated 31 August 2004 between Gas Network, Transco and Blackwater relating to the sale and purchase of the Blackwater Shares and the transaction documents to be entered into under such agreement
"Blackwater Completion"	completion of the Blackwater Acquisition Agreement in accordance with its terms
"Blackwater Conditions"	the conditions to Blackwater Completion as set out in the Blackwater Acquisition Agreement
"Blackwater Consideration"	the consideration (after deducting the Intra-Group Indebtedness) for the Blackwater Shares which is expected to be approximately £524,000,000 (HK$7,336,000,000) at Blackwater Completion

"Blackwater Shares"	100 ordinary shares of £1 each in the share capital of Blackwater, being the entire issued share capital of Blackwater as at the date of the Blackwater Acquisition Agreement
"Board"	the board of Directors of the Company
"Challenger"	Challenger Life No. 2 Limited, a company incorporated in Australia under number ABN44072486938
"circular"	this circular, including the appendix to it
"Circular Despatch Announcement"	the joint announcement of HWL, CKI and the Company dated and published on 21 and 22 September 2004 respectively, relating to, amongst other things, the extension of the date for the despatch of this circular
"CKI"	Cheung Kong Infrastructure Holdings Limited, a company incorporated in Bermuda with limited liability under number EC21980, the shares of which are listed on the Stock Exchange (Stock Code: 1038)
"CKI Announcement"	the announcement published by CKI on 1 September 2004 relating to the Blackwater Acquisition
"CKI Circular"	the circular of CKI dated 26 November 2004 sent to the CKI Shareholders relating to the Blackwater Acquisition, the Alpha Acquisition and the 9.9% Sale
"CKI SGM"	a special general meeting of CKI to be held to approve, inter alia, the Blackwater Acquisition, the sale of the Alpha Share under the Alpha Acquisition Agreement, and certain associated transactions
"CKI Shareholders"	the shareholders of CKI
"CLSA"	CLSA Equity Capital Markets Limited, a deemed licensed corporation under the SFO, licensed to conduct Types 4, 6 and 9 regulated activities under the SFO, being the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in relation to the Alpha Acquisition and the Ancillary Transactions
"Company"	Hongkong Electric Holdings Limited, a company incorporated in Hong Kong with limited liability under number 46996, the shares of which are listed on the Stock Exchange (Stock Code: 006)

"DeAM"	Deutsche Asset Management (Australia) Limited, a company incorporated in Australia under number ABN 44072486938
"Directors"	the directors of the Company
"EGM"	an extraordinary general meeting of the Company to be held to approve the Alpha Acquisition, related transactions and matters contemplated under the Alpha Acquisition Agreement, the Gas Network Shareholders Agreement, the Restated Gas Network Shareholders Agreement and the Ancillary Transactions
"EGM Notice"	a notice, which is set out at the end of this circular, convening the EGM
"Foundation"	Li Ka Shing (Overseas) Foundation, a company limited by guarantee incorporated in the Cayman Islands for charitable purposes
"Gas Network"	Gas Network Limited, a company incorporated in England and Wales with limited liability under number 5213525, in which CKI indirectly holds a 69.8% interest as at the date of this circular
"Gas Network Shareholders Agreement"	the shareholders agreement dated 31 August 2004 between Alpha, Able Venture, Goldia, CKI, the Foundation, UUO and UUCS relating to their interests in, and management of, Gas Network, which shall be replaced and superseded by the Restated Gas Network Shareholders Agreement
"Gas Network's Cost Contribution"	the sum of £13,980,000 (HK$195,720,000), being the contribution to be made by Gas Network in respect of costs and expenses suffered or incurred by Transco in connection with the transactions contemplated by and/or in connection with the Blackwater Acquisition Agreement, as agreed between Transco, Blackwater and Gas Network in the Blackwater Acquisition Agreement
"Goldia"	Goldia Resources Limited, a company incorporated in the British Virgin Islands and a wholly-owned subsidiary of Foundation
"Group"	the Company and its subsidiaries
"GS(M)R"	the Gas Safety (Management) Regulations 1996 of the United Kingdom

"Hive Down Agreement"	the agreement dated 31 August 2004 between Transco and Blackwater relating to the acquisition by Blackwater of the Network Business
"Hong Kong"	Hong Kong Special Administrative Region of the PRC
"HSE"	the Health and Safety Executive of the United Kingdom
"HWL"	Hutchison Whampoa Limited, a company incorporated in Hong Kong with limited liability under number 54532, the shares of which are listed on the Stock Exchange (Stock Code: 013)
"Independent Board Committee"	an independent committee of the Board, consisting of Mr. Ralph R. Shea, formed to advise the Independent Shareholders in respect of the Alpha Acquisition and the Ancillary Transactions
"Independent Financial Adviser"	the independent financial adviser to the Independent Board Committee and the Independent Shareholders in relation to the Alpha Acquisition and the Ancillary Transactions
"Independent Shareholders"	Shareholders other than CKI and its associates
"Intra-Group Indebtedness"	the intra-group debt owed by Blackwater to Transco, which is expected to be approximately £870,000,000 (HK$12,180,000,000) at Blackwater Completion, that Blackwater is obliged to repay to Transco at Blackwater Completion
"Latest Practicable Date"	19 November 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Model Code"	Model Code for Securities Transactions by Directors of Listed Issuers
"Network Business"	the Assets and Business, as defined in the Hive Down Agreement, comprising, inter alia: (a) the pipeline infrastructure required to transport the gas from the national gas transmission network in the United Kingdom to consumers' premises within the network's region, comprising approximately 36,000 kilometres of distribution gas mains;

	(b) the property, warehouses and fleet utilised in the network's operations;
	(c) the contracts, intellectual property rights, policies and procedures and licences necessary to operate the network;
	(d) a network management team with significant knowledge of the gas transportation industry and extensive experience in running gas distribution networks in the United Kingdom; and
	(e) the business of the conveyance of gas carried on by Transco in the region between the Scottish border and South Yorkshire immediately prior to the completion of the Hive Down Agreement
"NGT"	National Grid Transco plc, a company incorporated in England and Wales with limited liability under number 4031152, the shares of which are listed on the London Stock Exchange and the New York Stock Exchange
"Option Exercise Notice"	the call option exercise notice or put option exercise notice, as the case may be, relating to the sale and purchase of the Blackwater Shares, to be given in accordance with the terms of the Blackwater Acquisition Agreement
"Ordinary Shares"	ordinary shares of HK$1 each in the share capital of the Company
"PRC"	The People's Republic of China
"Resolution"	the ordinary resolution to be proposed at the EGM as set out in the Notice of Extraordinary General Meeting which is set out at the end of this circular
"Restated Gas Network Shareholders Agreement"	the Amended and Restated Shareholders' Agreement relating to Gas Network to be entered into between the Company, Alpha, Able Venture, Goldia, CKI, the Foundation, UUO, UUCS, the 9.9% Buyers and DeAM, referred to in section 4 of the letter from the Board in this circular
"SFO"	the Securities and Futures Ordinance (Cap.571 of the Laws of Hong Kong)

"Shareholders"	shareholders of the Company
"STC"	SAS Trustee Corporation, a statutory corporation incorporated in New South Wales, the trustee of an overseas government pension fund and a client of DeAM
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Transco"	Transco plc, a company incorporated in England and Wales with limited liability under number 2006000 and a wholly-owned subsidiary of NGT
"United Utilities"	United Utilities plc, a company incorporated under the laws of England and Wales with limited liability under number 2366616, the shares of which are listed on the London Stock Exchange
"UUCS"	United Utilities Contract Solutions Limited, a company incorporated under the laws of England and Wales and a wholly-owned subsidiary of United Utilities
"UUO"	United Utilities Operations Limited, a company incorporated under the laws of England and Wales and a wholly-owned subsidiary of United Utilities
"US$"	United States dollars, the law currency of the United States of America
"£"	pounds sterling, the lawful currency of the United Kingdom
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"A$"	Australian dollars, the lawful currency of Australia

Note: The figures in £ are converted into HK$ at the rate of £1 = HK$14 throughout this circular for indication purposes only.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 006)

Executive Directors:
Mr. George Colin MAGNUS *(Chairman)*
Mr. FOK Kin Ning, Canning *(Deputy Chairman)*
Mr. TSO Kai Sum *(Group Managing Director)*
Mr. Andrew J. HUNTER
Mr. KAM Hing Lam
Mr. LEE Lan Yee, Francis
Mr. LI Tzar Kuoi, Victor
Mr. Frank John SIXT

Registered Office:
44 Kennedy Road
Hong Kong

Non-Executive Directors:
Mr. Ronald Joseph ARCULLI
Mrs. CHOW WOO Mo Fong, Susan
Mr. Holger KLUGE*
Mr. Ralph Raymond SHEA*
Mr. WONG Chung Hin*
Mr. YEE Lup Yuen, Ewan

* *Independent Non-Executive Directors*

26 November 2004

To the Independent Shareholder(s) and, for information only, CKI and its associates

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITION OF ALPHA CENTRAL PROFITS LIMITED

1. INTRODUCTION

On 13 September 2004, in the Alpha Acquisition Announcement, the Company announced that it had entered into the Alpha Acquisition Agreement with CKI, under which CKI agreed to procure the sale, and the Company agreed to purchase, or procure the purchase by its wholly-owned subsidiary, of the Alpha Share, being the entire issued share capital of Alpha as at the date of the Alpha Acquisition Agreement.

Alpha is a newly formed wholly-owned indirect subsidiary of CKI that owns 19.9% of the entire issued share capital of Gas Network. Under the Blackwater Acquisition Agreement, Gas Network has conditionally agreed to acquire the Blackwater Shares, being the entire issued share capital of Blackwater. Blackwater is a newly formed wholly-owned subsidiary of Transco that will, at completion of the Hive Down Agreement, own the Network Business presently carried on by Transco.

The Alpha Acquisition constitutes a discloseable and connected transaction for the Company under the Listing Rules and is, therefore, subject to, inter alia, the approval by the Independent Shareholders.

Upon Alpha Completion, the Company will assume certain of the obligations of CKI in connection with the Blackwater Acquisition, including, among other things, certain indemnity obligations in respect of Gas Network's and CKI's liabilities. Further details of all of the Ancillary Transactions are set out in sections 2.2 and 4 below.

The Independent Board Committee has been formed to advise the Independent Shareholders in respect of the Alpha Acquisition and the Ancillary Transactions. CLSA has been appointed as the Independent Financial Adviser to advise the Independent Board Committee and the Independent Shareholders in respect of the Alpha Acquisition and the Ancillary Transactions.

As stated in the Circular Despatch Announcement, under Rules 14.38 and 14A.49 of the Listing Rules, a circular in relation to the Alpha Acquisition was required to be sent to the Shareholders within 21 days of the date of publication of the Alpha Acquisition Announcement, being in this case on or before 4 October 2004.

The Blackwater Acquisition and the Alpha Acquisition constitute Very Substantial Acquisition (as defined in the Listing Rules) and Very Substantial Disposal (as defined in the Listing Rules) respectively of CKI. Under the Listing Rules, CKI is required to despatch a circular to the CKI Shareholders including, amongst other things, an accountants' report on the Network Business.

Given the fact that the Blackwater Acquisition and the Alpha Acquisition are closely linked, the Directors consider it appropriate that information contained in the CKI Circular be available to the Shareholders. The Directors therefore decided to extend the period for posting of this circular to coincide with that of the CKI Circular in order that the Shareholders can have access to the additional information.

Accordingly, an application was made by the Company to the Stock Exchange for, and the Stock Exchange has granted to the Company, a waiver from strict compliance with the Listing Rules by extending the despatch date of this circular to no later than 3 December 2004.

The purpose of this circular is (i) to provide you with further information in respect of the Alpha Acquisition Agreement and the Ancillary Transactions; (ii) to set out the opinions and recommendations of the Independent Board Committee and CLSA in relation to the Alpha Acquisition and the Ancillary Transactions; and (iii) to give you notice of the EGM at which the Resolution will be proposed as an ordinary resolution to seek the Independent Shareholders' approval for the Alpha Acquisition and the Ancillary Transactions.

A copy of the CKI Circular is enclosed for your information only. In particular, Appendix II of the CKI Circular sets out certain financial information in respect of the Network Business.

Except to the extent that information contained in the CKI Circular is also contained in this circular, the Directors take no responsibility for the content of the CKI Circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the CKI Circular.

2. DETAILS OF THE ALPHA ACQUISITION AND THE ANCILLARY TRANSACTIONS

2.1 Overview

The Alpha Acquisition Agreement was entered into between CKI and the Company on 10 September 2004, under which CKI agreed to procure the sale, and the Company agreed to purchase, or procure the purchase by its wholly-owned subsidiary, of the Alpha Share, being the entire issued share capital of Alpha.

Alpha is a wholly-owned indirect subsidiary of CKI that owns 19.9% of the issued share capital of Gas Network. Under the Blackwater Acquisition Agreement, Gas Network has agreed to acquire the entire issued share capital of Blackwater, a newly formed wholly-owned subsidiary of Transco that will, at completion of the Hive Down Agreement, own the Network Business presently carried on by Transco. Further details of the Blackwater Acquisition and the Hive Down Agreement are set out in section 3 below.

Upon completion of both the Alpha Acquisition Agreement and the Blackwater Acquisition Agreement:

(a) the Company shall own, indirectly through Alpha, a 19.9% interest in Gas Network and Blackwater, and, therefore, a 19.9% interest in the Network Business; and

(b) Alpha shall become a wholly-owned indirect subsidiary of the Company.

After completion of the Alpha Acquisition and the Blackwater Acquisition, since the Company's interest in Gas Network will be less than 20%, Blackwater will be treated as an investment in the Company's financial statements.

If the 9.9% Sale Agreement (details of which are set out in section 4 below) were to proceed to completion, upon completion of each of the Alpha Acquisition Agreement, the Blackwater Acquisition Agreement, the 9.9% Sale Agreement and the Hive Down Agreement, the Company, CKI and the 9.9% Buyers between them, will own, directly or indirectly (as the case may be), a 19.9%, 40% and 9.9% interest respectively in Gas Network.

2.2 Consideration and the Ancillary Transactions

The consideration for the Alpha Share, which will be payable in cash on Alpha Completion, is HK$1.

Alpha is required to fund its pro rata share of the Blackwater Consideration payable by Gas Network on Blackwater Completion. Therefore, prior to Blackwater Completion, Alpha will subscribe approximately £104,276,000 (HK$1,459,864,000) for new share capital in Gas Network, which will represent 19.9% of the Blackwater Consideration payable by Gas Network on Blackwater Completion. This will be met from the Company's internal cash resources and/or bank borrowing.

Under the Gas Network Shareholders Agreement, CKI undertook to procure compliance by Alpha with its obligation to subscribe for shares in Gas Network, as described above.

On or before Alpha Completion, the Company will enter into such agreements as may be necessary to, amongst other things, assume all liabilities of CKI under the Gas Network Shareholders Agreement in respect of the obligations and commitments of Alpha. This will include the assumption of the undertaking to subscribe for shares in Gas network as referred to in the preceding paragraphs. Amongst other things, the Company will enter into the Restated Gas Network Shareholders Agreement with Alpha, Able Venture, Goldia, CKI, the Foundation, UUO, UUCS, the 9.9% Buyers and DeAM. Goldia is a wholly-owned subsidiary of the Foundation. Both UUO and UUCS are wholly-owned subsidiaries of United Utilities.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, none of NGT, Transco, Blackwater, Goldia, the Foundation and United Utilities is a connected person of the Company. None of the connected persons of the Company has control over the Foundation nor has any beneficial interest in the Foundation. The Directors are not aware of any of NGT, Transco, Blackwater and United Utilities having any interest in the Company. Further details of the Restated Gas Network Shareholders Agreement are set out in section 4 below.

During the period between the date of the Alpha Acquisition Agreement and Blackwater Completion, the Company will provide additional undertakings and enter into such commitments as may be reasonably required in connection with the financing of Gas Network and its acquisition of the entire issued share capital of Blackwater provided that all the other shareholders of Gas Network have also agreed to give similar undertakings or enter into similar commitments. The Company's proportionate share of

any such undertakings or commitments will not exceed 19.9% of the relevant total monetary amount that is the subject of such undertakings and commitments.

The undertakings and commitments which, as at the Latest Practicable Date, the Company is required to give or enter into are disclosed in this circular. If in due course the Company is required to provide additional undertakings and/or enter into additional commitments as described in the preceding paragraph, the Company will take such steps as are required to comply with the Listing Rules.

Termination of the Blackwater Acquisition Agreement will, in the circumstances described in section 3.3 below, give rise to a break fee of £13,980,000 (HK$195,720,000) payable by Gas Network to Transco. Alpha has undertaken in the Gas Network Shareholders Agreement to contribute 19.9% of this amount through a subscription of shares in Gas Network in the event of termination, for the purpose of enabling Gas Network to pay the break fee. CKI has also undertaken in the Gas Network Shareholders Agreement to procure compliance by Alpha with this obligation. This undertaking of CKI will also be assumed by the Company on Alpha Completion.

On or before Alpha Completion, the Company will execute an undertaking letter to be addressed to Transco (the "**Transco Undertaking Letter**"). In that letter, the Company will undertake to Transco to procure Alpha to subscribe in cash at par for shares of £1 (HK$14) each of Gas Network in an aggregate amount of £2,782,020 (HK$38,948,280), to enable Gas Network to pay the break fee in the sum of £13,980,000 (HK$195,720,000) referred to in the last paragraph, if the Blackwater Acquisition Agreement is terminated in circumstances giving rise to an obligation on Gas Network to pay Gas Network's Cost Contribution under the Blackwater Acquisition Agreement. However, the Company will not be obliged to procure Alpha to subscribe for shares in Gas Network for that purpose if the termination of the Blackwater Acquisition Agreement is a result of the failure of CKI to obtain the requisite approval of its shareholders.

In addition, upon Alpha Completion, the Company will also assume the following obligations in connection with the Blackwater Acquisition:

(a) Gas Network and CKI have incurred certain costs and expenses in connection with the Blackwater Acquisition. The Company has agreed (i) to assume responsibility for a proportion of these costs and expenses; and (ii) to give an indemnity to CKI in respect of these costs and expenses. As at the Latest Practicable Date, these costs and expenses to be assumed by the Company are estimated to be approximately HK$12,000,000.

(b) Barclays Capital (the investment banking division of Barclays Bank PLC), J.P. Morgan plc, Royal Bank of Canada (acting through RBC Capital Markets), Barclays Bank PLC, JPMorgan Chase Bank, Royal Bank of Canada, Goldia, UUCS and CKI (or some of them) were

parties to a number of agreements and side-letters dated 30 August 2004 (collectively, the "**Finance Agreements**"), under which certain finance facilities in connection with the Network Business will be provided to Blackwater. Upon Alpha Completion, the Company will assume CKI's obligations under the Finance Agreements to the extent that it arises from the indirect ownership by CKI of the Alpha Share and the resulting indirect interest in 19.9% of Gas Network by executing an undertaking letter addressed to the banks. Under the Finance Agreements, Goldia, UUCS and CKI have agreed to indemnify certain other parties to the Finance Agreements against any reasonable loss, cost, claim, liability or expense as they may incur or suffer in connection with such finance facilities or the Finance Agreements, up to a maximum of £15,000,000 (HK$210,000,000). The Company has agreed to assume such obligation of CKI to the extent that it arises from CKI's indirect interest in 19.9% of Gas Network.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, Barclays Capital, J.P. Morgan plc, Royal Bank of Canada, Barclays Bank PLC and JPMorgan Chase Bank are not connected persons of the Company.

2.3 Condition precedents

Alpha Completion is conditional on the satisfaction of the following conditions:

(a) the CKI Shareholders approving at the CKI SGM (i) the transactions contemplated by the Blackwater Acquisition Agreement and the Gas Network Shareholders Agreement; and (ii) the sale of the Alpha Share as contemplated by the Alpha Acquisition Agreement; and

(b) the Independent Shareholders approving at the EGM (i) the Alpha Acquisition; and (ii) the related transactions and matters contemplated under the Alpha Acquisition Agreement and the Gas Network Shareholders Agreement.

Neither of the Alpha Conditions may be waived by either party. As at the Latest Practicable Date, neither of the Alpha Conditions had been satisfied.

2.4 Completion

Subject to the satisfaction of the Alpha Conditions, Alpha Completion is expected to take place shortly after the conclusion of the CKI's SGM and the EGM and is required to occur on the date which is three business days following the date on which the Alpha Conditions are satisfied.

If (i) at the CKI SGM, the CKI Shareholders fail to give the approvals contemplated in Alpha Condition (a) referred to above; or (ii) at the EGM, the Independent Shareholders fail to give the approval contemplated in Alpha Condition (b) referred to above, then the Alpha Acquisition Agreement shall automatically terminate and the Alpha Acquisition will not proceed.

The Alpha Acquisition Agreement will automatically terminate if the Alpha Conditions have not been satisfied before 30 August 2005.

3. DETAILS OF THE BLACKWATER ACQUISITION

3.1 Overview

NGT, through its wholly-owned subsidiary, Transco, owns, operates and develops the substantial majority of the natural gas transmission and distribution system in the United Kingdom. It publicly announced in December 2003 that it was seeking indicative offers for five of its eight regional gas distribution networks in the United Kingdom.

Gas Network is a consortium vehicle, the shareholders of which comprise wholly-owned subsidiaries of the Foundation and United Utilities (namely Goldia and UUO respectively), and Alpha and Able Venture, both wholly-owned indirect subsidiaries of CKI. Gas Network is an associate of CKI, a substantial shareholder (as defined in the Listing Rules) of the Company, and is therefore a connected person (as defined in the Listing Rules) of the Company.

The Gas Network Shareholders Agreement was entered into between, inter alia, each of Alpha and Able Venture, and the wholly-owned subsidiaries of the Foundation and United Utilities on 30 August 2004 to govern their relationship as shareholders of Gas Network.

Following a successful bidding process, Gas Network was chosen as the preferred bidder for the Network Business. As a result, the Blackwater Acquisition Agreement was entered into between Gas Network, Transco and Blackwater on 31 August 2004, under which Gas Network has an option to require Transco to sell to it, and Transco has an option to require Gas Network to purchase from it, the Blackwater Shares, being the entire issued share capital of Blackwater.

On the same date, the Hive Down Agreement was executed between Transco and Blackwater by which Blackwater agreed to acquire the Network Business from Transco. On or prior to Blackwater Completion, the Network Business will be sold to Blackwater in accordance with the terms of the Hive Down Agreement. On Blackwater Completion, Gas Network will acquire Blackwater, and will, therefore, own the Network Business through its shareholding in Blackwater.

Blackwater Completion is subject to the satisfaction or, where permitted, waiver of certain conditions precedent. These include the Authority having given its consent to the sale of the Blackwater Shares to Gas Network under Blackwater's gas transporter licence. The terms of Blackwater's gas transporter licence have not yet been finalised. However, assuming that the terms of such licence are similar to those set out in Transco's gas transporter licence, such terms may indirectly restrict the persons to whom shares in Blackwater may be transferred. However, such restrictions will not affect the Blackwater Acquisition, the Alpha Acquisition and the 9.9% Sale.

3.2 Consideration

The Blackwater Consideration is £1,393,700,000 (HK$19,511,800,000) less the Intra-Group Indebtedness. The Intra-Group Indebtedness, which Gas Network will procure Blackwater to pay to Transco at Blackwater Completion, is expected to be approximately £870,000,000 (HK$12,180,000,000). Blackwater will fund the repayment of the Intra-Group Indebtedness through an external bank facility effected by the Finance Agreements.

The Blackwater Consideration payable by Gas Network to Transco in cash on Blackwater Completion is therefore expected to be approximately £524,000,000 (HK$7,336,000,000), being the difference of £1,393,700,000 (HK$19,511,800,000) and the Intra-Group Indebtedness.

Both the cash consideration and the repayment of the Intra-Group Indebtedness to Transco referred to in the last paragraph will be subject to adjustment following the preparation of completion accounts. The adjustment is not subject to a cap. The Blackwater Consideration will be funded by shareholders' equity of Gas Network in proportion to their respective shareholdings in Gas Network and by external bank borrowings.

Upon Alpha Completion, the Company will assume CKI's obligations under the Finance Agreements to the extent that it arises from the indirect ownership by CKI of the Alpha Share and the resulting indirect interest in 19.9% of Gas Network by executing an undertaking letter to be addressed to JPMorgan Chase Bank, Barclays Bank PLC and Royal Bank of Canada. The facility is non-recourse to the shareholders of Gas Network.

CKI has undertaken to Transco that it will procure that Alpha and Able Venture, its subsidiaries, will subscribe, prior to Blackwater Completion or the date on which any break fee is payable by Gas Network to Transco (whichever is earlier), in cash at par for not less than:

(a) 13,980,000 shares of £1 (HK$14) each of Gas Network (equal to 100% of the entire issued share capital of Gas Network), if Gas Network is obliged to pay a break fee to Transco as a result of a failure by Gas Network to satisfy the Blackwater Condition (d) referred to below; or

(b) 9,758,040 shares of £1 (HK$14) each of Gas Network (equal to 69.8% of the entire issued share capital of Gas Network), in all other circumstances.

The reason for this is that if a break fee becomes payable by Gas Network as a result of the Blackwater Condition (d) referred to below not being satisfied, CKI agrees to pay the proportion of such fee which would otherwise be attributable to the Foundation and United Utilities. Under the Alpha Acquisition Agreement, these obligations of CKI in relation to Alpha will be assumed by the Company from Alpha Completion — see section 2.2 above.

The Blackwater Consideration was arrived at following a competitive auction process conducted by NGT, of which Transco is a wholly owned subsidiary, and after arm's length negotiations between CKI and Transco.

3.3 Condition precedents

Blackwater Completion is conditional upon the satisfaction or, where permitted, waiver of the following conditions:

(a) completion of the Hive Down Agreement in accordance with its terms;

(b) HSE having confirmed in writing its acceptance of the amended safety cases of each of Transco and Blackwater in accordance with GS(M)R;

(c) the Authority having given its consent to the sale of the Blackwater Shares to Gas Network under Blackwater's gas transporter licence;

(d) the approval of the transactions contemplated by the Blackwater Acquisition Agreement by the CKI Shareholders or, if permitted under the Listing Rules, obtaining a written consent or approval of the transactions contemplated by the Blackwater Acquisition Agreement by a CKI Shareholder or group of CKI Shareholders together holding over 50% of CKI's issued share capital; and

(e) notification, if any, of the Blackwater Acquisition to the European Commission under Council Regulation (EC) 139/2004 concerning control of concentrations between undertakings being dealt with by the Commission in accordance with the Blackwater Acquisition Agreement.

None of the Blackwater Conditions referred to above may be waived save with the express written agreement of both Transco and Gas Network. As at the Latest Practicable Date, none of the Blackwater Conditions has been satisfied.

If the Blackwater Acquisition Agreement is terminated as a result of Transco failing to use all reasonable endeavours to procure the satisfaction of the Blackwater Conditions (a), (b) and (c) referred to above, Transco will pay to Gas Network a break fee of £13,980,000 (HK$195,720,000).

Gas Network will be obliged to pay to Transco a break fee of £13,980,000 (HK$195,720,000) if:

(a) Gas Network fails to pay the Blackwater Consideration or procure the repayment by Blackwater of the Intra-Group Indebtedness at Blackwater Completion;

(b) the Blackwater Acquisition Agreement is terminated as a result of Gas Network failing to use all reasonable endeavours to procure the satisfaction of the Blackwater Conditions (b), (c), (d) and (e) referred to above;

(c) the Blackwater Condition (c) referred to above is not satisfied as a result of Gas Network being the proposed owner of the Network Business or as a result of the proposed financing structure adopted by Gas Network; or

(d) the Blackwater Condition (d) referred to above is not satisfied.

If the break fee becomes payable by Gas Network as a result of the Blackwater Condition (d) referred to above not being satisfied, CKI has agreed to pay the proportion of such fee which would otherwise be attributable to the Foundation and United Utilities.

If prior to Blackwater Completion, a fundamental adverse change under the terms of the Blackwater Acquisition Agreement occurs which Transco fails to remedy, Gas Network shall be entitled to terminate the Blackwater Acquisition Agreement and no break fee will be payable by either Transco or Gas Network in such circumstances.

Prior to Blackwater Completion, Transco may terminate the Blackwater Acquisition Agreement if:

(a) the Authority indicates that it will require Transco to place its retained gas distribution business into separate legal entities;

(b) the Authority decides that any income received by Transco in respect of services to be provided to Blackwater is not permissible revenue under the terms of Transco's gas transporter licence;

(c) there is a change in applicable pensions legislation in the United Kingdom which has the effect of requiring an employer to make a payment on ceasing to participate in an occupational pension scheme;

(d) there is a reasonable likelihood that Transco will be required to make any payment on the cessation of the participation of the employees of Blackwater in the Transco's occupational pension scheme in respect of the period prior to the hive down of the Network Business to Blackwater; or

(e) Transco's occupational pension scheme is terminated between the date of the hive down of the Network Business to Blackwater and Blackwater Completion.

If Transco exercises its right to terminate the Blackwater Acquisition Agreement on any of the bases referred to above, it shall pay to Gas Network a break fee of £13,980,000 (HK$195,720,000).

3.4 Completion

Subject to the fulfilment of the Blackwater Conditions and to the termination rights referred to in section 3.3 above not having been exercised, Blackwater Completion shall take place on the first day of the month following service of the first (in time) Option Exercise Notice to be served or at such other time as Transco and Gas Network shall agree.

If the Blackwater Conditions are not satisfied or waived by 1 July 2005 (or such later date as Transco and Gas Network, each acting reasonably, may agree), or it is agreed between Transco and Gas Network (acting reasonably) that a Blackwater Condition is incapable of being satisfied, the Blackwater Acquisition Agreement shall automatically terminate and the Blackwater Acquisition will not proceed.

The Blackwater Acquisition Agreement shall terminate if Blackwater Completion has not taken place on or before 29 August 2005, unless such failure to complete by such date is as a result of the parties being unable to agree on the occurrence of a fundamental adverse change and an independent expert subsequently determines that no fundamental adverse change has occurred.

4. DETAILS OF THE 9.9% SALE

On 12 November 2004, after the execution of the Alpha Acquisition Agreement, CKI, Able Venture and the 9.9% Buyers entered into the 9.9% Sale Agreement under which Able Venture agreed to sell, and the 9.9% Buyers agreed to purchase between them, the 9.9% Sale Shares.

Upon completion of each of the Alpha Acquisition Agreement, the Blackwater Acquisition Agreement, the 9.9% Sale Agreement and the Hive Down Agreement, the Company, CKI and, the 9.9% Buyers between them, will own, directly or indirectly (as the case may be), a 19.9%, 40% and 9.9% interest respectively in Gas Network.

On or before Alpha Completion, the Company shall enter into the Restated Gas Network Shareholders Agreement with Alpha, Able Venture, Goldia, CKI, the Foundation, UUO, UUCS, the 9.9% Buyers and DeAM. The Restated Gas Network Shareholders Agreement will set out the terms on which Alpha, Able Venture, Goldia, UUO and the 9.9% Buyers will agree to subscribe for shares of Gas Network. It also sets out the manner in which parties to that agreement will agree to regulate the operation and management of Gas Network and its subsidiaries

and the relationship between Alpha, Able Venture, Goldia, UUO and the 9.9% Buyers. In particular, the Restated Gas Network Shareholders Agreement contains provisions governing, amongst other things, the composition of the board of directors of Gas Network, the conduct of the board and meeting of shareholders of Gas Network and a general prohibition in respect of transfers of shares in Gas Network.

To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries, the 9.9% Buyers, DeAM and their ultimate beneficial owners are independent third parties unconnected with the Company and are not connected persons of the Company.

The Alpha Acquisition and the 9.9% Sale are not conditional upon one another. Accordingly, it is possible that either one or both of the Alpha Acquisition and the 9.9% Sale may not complete.

5. CORPORATE STRUCTURE AND OWNERSHIP CHART

The following are the shareholding structures of Gas Network and Blackwater before the Alpha Acquisition, following completion of the Alpha Acquisition and the Blackwater Acquisition, and following completion of the Alpha Acquisition, the Blackwater Acquisition and the 9.9% Sale:

Before the Alpha Acquisition


NGT
United Utilities
Foundation
CKI
100%
100%
100%
100%
100%
Transco
UUO
Goldia
Able Venture
Alpha
100%
Blackwater
Acquisition
Agreement
15%
15.2%
49.9%
19.9%
Network
Business
Blackwater
Gas Network
Network
Business

Following completion of the Alpha Acquisition and the Blackwater Acquisition


United Utilities
Foundation
CKI
The Company
100%
100%
100%
100%
UUO
Goldia
Able Venture
Alpha
15%
15.2%
49.9%
19.9%
Gas Network
100%
Blackwater
Network Business

Following completion of the Alpha Acquisition, the Blackwater Acquisition and the 9.9% Sale


United Utilities
Foundation
CKI
Challenger
STC
The Company
100%
100%
100%
100%
UUO
Goldia
Able Venture
Alpha
15%
15.2%
40%
5.8%
4.1%
19.9%
Gas Network
100%
Blackwater
Network Business

6. REASONS AND BENEFITS

The principal activity of the Group is the generation of electricity and its transmission and distribution to Hong Kong Island. The Company has, for some time, been looking for opportunities to expand its activities outside Hong Kong. The Company has been studying the British energy market for some time and the Alpha Acquisition represents an opportunity for the Company to gain entry to this market for the first time.

It is currently (and was at the time the Blackwater Acquisition Agreement was entered into) CKI's intention, prior to Blackwater Completion, to on-sell part of its interest in Blackwater so that its interest in Blackwater will be less than 50%. CKI and the Company have worked together on a number of joint venture projects in the past and this previous experience of working together successfully made the Company the most suitable purchaser of the Alpha Share. Following completion of both the Alpha Acquisition and the Blackwater Acquisition, the Company will hold an indirect 19.9% interest in Blackwater whilst CKI will retain an indirect 49.9% interest in Blackwater. Following completion of the Alpha Acquisition, the Blackwater Acquisition and the 9.9% Sale, the Company will hold an indirect 19.9%, CKI an indirect 40% and the 9.9% Buyers an indirect 9.9%, interest in Blackwater.

We believe that the Alpha Acquisition is in the interests of the Company and the Shareholders as a whole, and that the terms of the Alpha Acquisition Agreement are fair and reasonable so far as the Shareholders as a whole are concerned.

7. INFORMATION ON THE COMPANY

The Company is incorporated in Hong Kong with limited liability and its shares are listed on the Stock Exchange. Its principal activity is the generation, transmission and distribution to Hong Kong Island of electricity.

For the year ended 31 December 2003, the audited consolidated turnover, audited consolidated profit before taxation, audited consolidated profit after taxation and audited consolidated profit attributable to shareholders were approximately HK$11,250,000,000, HK$7,635,000,000, HK$5,924,000,000 and HK$6,057,000,000, respectively. The comparative figures for the year ended 31 December 2002 were approximately HK$11,605,000,000, HK$7,840,000,000, HK$6,636,000,000 and HK$6,624,000,000, respectively.

For the six months ended 30 June 2004, the unaudited consolidated turnover, unaudited consolidated profit before taxation, unaudited consolidated profit after taxation and unaudited consolidated profit attributable to shareholders were approximately HK$5,327,000,000, HK$3,335,000,000, HK$2,709,000,000 and HK$2,228,000,000, respectively.

As at the date of this circular, the Company's Board comprises Mr. George C. Magnus, Mr. Canning Fok Kin-ning, Mr. Tso Kai-sum, Mr. Andrew Hunter, Mr. Kam Hing-lam, Mr. Francis Lee Lan-yee, Mr. Victor Li Tzar-kuoi and Mr. Frank J. Sixt, being the executive directors, Mr. Ronald J. Arculli, Mrs. Susan M.F. Chow and Mr. Ewan Yee Lup-yuen, being the non-executive directors, Mr. Holger Kluge, Mr. Ralph Shea and Mr. Wong Chung-hin, being the independent non-executive directors.

8. INFORMATION ON CKI

CKI is a diversified infrastructure investment company with a focus in the development, investment and operation of infrastructure businesses. Currently it has investments in Hong Kong, Mainland China, Australia, the United Kingdom, Canada and the Philippines. It holds approximately 38.87% of the issued share capital of the Company.

CKI is also a subsidiary of HWL, which holds approximately 84.6% of the issued share capital of CKI. HWL and its subsidiaries operate and invest in five core businesses: ports and related services; telecommunications; property and hotels; retail and manufacturing; and energy, infrastructure, finance and investments.

9. INFORMATION ON ALPHA, BLACKWATER AND THE NETWORK BUSINESS

Following Alpha Completion, the Company or its nominee will own the Alpha Share, being the entire issued share capital of Alpha. Alpha is a newly formed wholly-owned indirect subsidiary of CKI that owns 19.9% of the issued share capital of Gas Network. Following Blackwater Completion, Blackwater will become a wholly-owned subsidiary of Gas Network.

The assets included in the Network Business include:

(a) the pipeline infrastructure required to transport the gas from the national gas transmission network in the United Kingdom to consumers' premises within the network's region, comprising approximately 36,000 kilometres of distribution gas mains;

(b) the property, warehouses and fleet utilised in the network's operations;

(c) the contracts, intellectual property rights, policies and procedures and licences necessary to operate the network; and

(d) a network management team with significant knowledge of the gas transportation industry and extensive experience in running gas distribution networks in the United Kingdom.

The region serviced by the Network Business extends south from the Scottish border to South Yorkshire and has coastlines on both the east and west sides of the region. The region contains a mixture of large cities (Newcastle, Middlesbrough, Leeds and Bradford) and a significant rural area including North Yorkshire and Cumbria, and has a total population of approximately 6.7 million.

The region benefits from Leeds' growing position as an important regional financial and commercial centre, the rapid expansion of development along the River Tyne, and a number of large industrial consumers based along the North Sea coastline.

For the financial year ended 31 March 2004, the operating profit, before taxation and interest (adjusted to accounting principles generally accepted in Hong Kong), of the Network Business was £137,600,000 (HK$1,926,400,000). The corresponding figure for the year ended 31 March 2003 was £104,800,000 (HK$1,467,200,000).

As at 31 March 2004, the regulated assets value of the Network Business was £1,207,000,000 (HK$16,898,000,000).

NGT, of which Transco is a wholly owned subsidiary, whose shares are listed on the London Stock Exchange and New York Stock Exchange, is an international energy delivery business, whose principal activities are in the regulated electricity and gas industries. In the United Kingdom, NGT owns and operates the high-voltage electricity transmission network in England and Wales, and the United Kingdom's natural gas transportation system. To the best of the knowledge, information and belief of the Directors having made all reasonable enquiries:

(a) Transco and NGT and their respective ultimate beneficial owners are third parties independent of the Company and connected persons (as defined under the Listing Rules) of the Company; and

(b) Transco and NGT and their respective ultimate beneficial owners are not connected persons (as defined under the Listing Rules) of the Company.

Further details, including financial information, in respect of the Network Business can be found in the CKI Circular.

10. FINANCIAL EFFECTS OF THE ALPHA ACQUISITION

Since the consideration for the Alpha Acquisition and Alpha's pro rata share of the consideration payable for the Blackwater Acquisition will be met from the Company's internal cash resources and/or bank borrowing, the Directors are of the opinion that there will be no effect on the Company's net tangible asset value per share, but there will be a slight increase in the gearing ratio of the Group after completion of the acquisitions. After the Blackwater Acquisition, the earnings of the Group will be enhanced upon receipt of dividends from Blackwater.

11. GENERAL

The Alpha Acquisition and the Ancillary Transactions constitute discloseable and connected transactions for the Company under the Listing Rules and will be subject to, inter alia, approval by the Independent Shareholders at the EGM.

Any connected person with a material interest in the Alpha Acquisition and the Ancillary Transactions, and any other Shareholders and their respective associates with a material interest in the Alpha Acquisition and the Ancillary Transactions, shall abstain from voting in respect of the Resolution.

CKI holds approximately 38.87% of the entire issued share capital of the Company. By virtue of this shareholding interest, CKI is a substantial shareholder (as defined in the Listing Rules) of the Company and is accordingly regarded as a connected person (as defined in the Listing Rules) of the Company. CKI and its associates will abstain from voting in respect of the Resolution. To the best of the knowledge, information and belief of the Directors, having made all reasonable enquiries, as at the Latest Practicable Date, each of CKI and those associates is entitled to exercise control over the voting rights in respect of its shares in the Company.

The following Directors, namely, Mr. George C. Magnus, Mr. Fok Kin Ning, Canning, Mr. Tso Kai Sum, Mrs. Chow Woo Mo Fong, Susan, Mr. Kam Hing Lam, Mr. Li Tzar Kuoi, Victor and Mr. Frank J. Sixt, who are also directors of CKI, and their associates will also abstain from voting in respect of the Resolution.

Since Mr. Wong Chung Hin and Mr. Holger Kluge, two of the three independent non-executive Directors, are also independent non-executive directors of HWL of which CKI is a subsidiary, they will not be appointed as members of the Independent Board Committee.

As a result, only Mr. Ralph R. Shea has been appointed as the sole member of the Independent Board Committee to advise the Independent Shareholders in respect of the Resolution.

12. RECOMMENDATION

We believe that the Alpha Acquisition and the Ancillary Transactions are in the interests of the Company and the Shareholders as a whole, and that the terms of the Alpha Acquisition Agreement and the Ancillary Transactions are fair and reasonable so far as the Shareholders as a whole are concerned.

Accordingly, we recommend the Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the EGM.

The Independent Board Committee is required under the Listing Rules to advise the Independent Shareholders in relation to the Alpha Acquisition and the Ancillary Transactions. CLSA has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders in this regard. Accordingly, your attention is drawn to the letter from the Independent Board Committee set out on page 26 of this circular, which contains its recommendation to the Independent Shareholders, and the text of a letter of advice from CLSA set out on pages 27 to 39 of this circular, which contains its advice to the Independent Board Committee and the Independent Shareholders.

The Independent Board Committee, after taking into account the advice of CLSA, is of the opinion that the Alpha Acquisition and the Ancillary Transactions are in the interests of the Company and the Independent Shareholders as a whole, and the terms of the Alpha Acquisition Agreement are fair and reasonable so far as the Independent Shareholders as a whole are concerned. Accordingly, the Independent Board Committee recommends the Independent Shareholders to vote in favour of the Resolution to be proposed at the EGM.

13. EXTRAORDINARY GENERAL MEETING

Set out on pages 48 to 49 is a notice convening the EGM to be held at 11:30 a.m. on 14 December 2004 (Tuesday) at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong for the purpose of considering and, if thought fit, passing the Resolution as an ordinary resolution.

A form of proxy for use at the EGM is enclosed. Whether or not you are able to attend the EGM or any adjourned meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon and return it to the registered office of the Company, 44 Kennedy Road, Hong Kong as soon as practicable and in any event not less than 48 hours before the time appointed for holding the EGM or any adjournment thereof. Completion and return of the enclosed form of proxy will not preclude you from attending and voting in person at the EGM or at any adjourned meeting should you so wish.

14. FURTHER INFORMATION

Your attention is drawn to the additional information set out in the appendix to this circular.

By Order of the Board
Hongkong Electric Holdings Limited
George C. Magnus
Chairman

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 006)

Independent Board Committee:
Mr. Ralph Raymond SHEA

Registered Office:
44 Kennedy Road
Hong Kong

26 November 2004

To the Independent Shareholder(s)

Dear Sir or Madam,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITION OF ALPHA CENTRAL PROFITS LIMITED

I refer to the circular of which this letter forms part. Terms defined in the circular shall have the same meanings when used herein unless the context otherwise requires.

The Independent Board Committee has been formed to advise the Independent Shareholders as to whether, in its opinion, the Alpha Acquisition and the Ancillary Transactions are in the interests of the Company and the Independent Shareholders as a whole, and the terms of the Alpha Acquisition Agreement and the Ancillary Transactions are fair and reasonable so far as the Independent Shareholders as a whole are concerned. CLSA has been appointed as the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders.

I wish to draw your attention to the letter from the Board, as set out on pages 8 to 25 of this circular and the text of a letter of advice from CLSA, as set out on pages 27 to 39 of this circular, both of which provide details of the Alpha Acquisition and the Alpha Acquisition Agreement and the Ancillary Transactions.

Having considered the Alpha Acquisition and the Ancillary Transactions, the Alpha Acquisition Agreement, the Gas Network Shareholders Agreement, the Restated Gas Network Shareholders Agreement, the advice of CLSA and the relevant information contained in the letter from the Board, I am of the opinion that the Alpha Acquisition and the Ancillary Transactions are in the interests of the Company and the Independent Shareholders as a whole, and the terms of the Alpha Acquisition Agreement, the Gas Network Shareholders Agreement and the Restated Gas Network Shareholders Agreement are fair and reasonable so far as the Independent Shareholders as a whole are concerned.

Accordingly, I recommend the Independent Shareholders to vote in favour of the Resolution, which will be proposed as an ordinary resolution at the EGM.

Yours faithfully,
The Independent Board Committee
of Hongkong Electric Holdings Limited
Ralph Raymond SHEA

The following is the text of the letter from CLSA, the Independent Financial Adviser to the Independent Board Committee and the Independent Shareholders, in relation to the Alpha Acquisition pursuant to the Alpha Acquisition Agreement, the Ancillary Transactions, the Gas Network Shareholders Agreement and the Restated Gas Network Shareholders Agreement, which has been prepared for the purpose of inclusion in this circular.

CLSA
ASIA - PACIFIC MARKETS

26 November 2004

To The Independent Board Committee and
the Independent Shareholders

Dear Sirs,

DISCLOSEABLE AND CONNECTED TRANSACTIONS

ACQUISITION OF ALPHA CENTRAL PROFITS LIMITED

We refer to our engagement pursuant to which CLSA Equity Capital Markets Limited ("CLSA") has been appointed as the independent financial adviser to advise the Independent Board Committee and the Independent Shareholders as to whether or not the terms and conditions of the acquisition of the entire issued share capital of Alpha by the Company or its nominee and the related transactions and matters contemplated under the Alpha Acquisition Agreement, the Gas Network Shareholders Agreement and the Restated Gas Network Shareholders Agreement (the "Alpha Acquisition" and the "Ancillary Transactions" respectively), as more particularly detailed herein below, are on normal commercial terms, in the ordinary and usual course of the business of the Group, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole.

This letter has been prepared for inclusion in the circular dated 26 November 2004 (the "Circular") issued by the Company to its Shareholders. Capitalised terms used in this letter shall have the same meanings as defined in the Circular unless the context otherwise requires.

On 10 September 2004, CKI and the Company entered into the Alpha Acquisition Agreement, pursuant to which CKI agreed to procure the sale, and the Company agreed to purchase, or procure the purchase by its wholly-owned subsidiary, of the entire issued share capital of Alpha for a consideration of HK$1.00. Alpha is a newly formed wholly-owned indirect subsidiary of CKI that owns 19.9% of the issued share capital of Gas Network. Under the Blackwater Acquisition Agreement, Gas Network has conditionally agreed to acquire Blackwater, a newly formed wholly-owned subsidiary of Transco that will, at completion of the Hive Down Agreement, own the Network Business in the United Kingdom presently carried on by Transco.

On 12 November 2004, after the execution of the Alpha Acquisition Agreement, CKI, Able Venture and the 9.9% Buyers entered into the 9.9% Sale Agreement pursuant to which Able Venture agreed to sell, and the 9.9% Buyers agreed to purchase between them, the 9.9% Sale Shares. Upon completion of each of the Alpha Acquisition Agreement, the Blackwater Acquisition Agreement, the 9.9% Sale Agreement and the Hive Down Agreement, each of the Company, CKI and, the 9.9% Buyers, will own, directly or indirectly (as the case may be), a 19.9%, 40% and 9.9% interest, respectively, in Gas Network.

Pursuant to the Alpha Acquisition Agreement, the Company will assume certain obligations of CKI in respect of Alpha. Prior to completion of the Blackwater Acquisition, Alpha will subscribe approximately £104,276,000 (HK$1,459,864,000) for new shares in the share capital of Gas Network, which will represent approximately 19.9% of the net consideration payable by Gas Network on completion of the Blackwater Acquisition. The subscription monies will be met from the Company's internal cash resources and/or bank borrowing.

Alpha has undertaken in the Gas Network Shareholders Agreement to contribute 19.9% of a break fee of £13,980,000 (HK$195,720,000) in the event of such a break fee becoming payable by Gas Network to Transco, through a subscription of shares in Gas Network, for the purpose of enabling Gas Network to pay the break fee. CKI has also undertaken in the Gas Network Shareholders Agreement to procure compliance by Alpha with this obligation. This undertaking of CKI will also be assumed by the Company on Alpha Completion.

Upon Alpha Completion, the Company will assume certain other obligations of CKI in connection with the Blackwater Acquisition, including, among other things, certain indemnity obligations in respect of Gas Network's and CKI's liabilities.

As at the Latest Practicable Date, CKI is the legal and beneficial owner of approximately 38.87% of the issued share capital of the Company and is therefore a substantial shareholder of the Company and it and its associates are connected persons of the Company as defined in the Listing Rules. The Alpha Acquisition and the Ancillary Transactions constitute discloseable and connected transactions of the Company under the Listing Rules and are therefore subject to, inter alia, the approval by the Independent Shareholders.

Any connected person with a material interest in the Alpha Acquisition and the Ancillary Transactions, and any other Shareholders and their respective associates with a material interest in the Alpha Acquisition and the Ancillary Transactions, are required to abstain from voting in respect of the Resolution. In view of CKI's interest in the Alpha Acquisition and the Ancillary Transactions, CKI and its associates which have an interest in the shares of the Company will abstain from voting in respect of the Resolution. The following Directors, namely, Mr. George C. Magnus, Mr. Fok Kin Ning, Canning, Mr. Tso Kai Sum, Mrs. Chow Woo Mo Fong, Susan, Mr. Kam Hing Lam, Mr. Li Tzar Kuoi, Victor and Mr. Frank J. Sixt, who are also directors of CKI, and their associates which have an interest in the shares of the Company will also abstain from voting in respect of the Resolution. As stated in the letter from the Board, since Mr. Wong Chung Hin and Mr. Holger Kluge, two of the three independent non-executive Directors, are also independent non executive directors of HWL of which CKI is a subsidiary, they will not be appointed

as members of the Independent Board Committee. As a result, only Mr. Ralph R. Shea has been appointed as the sole member of the Independent Board Committee to advise the Independent Shareholders in respect of the Resolution.

In formulating our opinion with regard to the Alpha Acquisition and the Ancillary Transactions, we have relied on the information, opinions and facts supplied, and representations made to us by the Directors and representatives of the Company (including those contained or referred to in the Circular). We have assumed that all such information, opinions, facts and representations, which have been provided to us by the Directors, and representatives of the Company, and for which they are wholly responsible, are true and accurate in all material respects. We have also relied on certain information available to the public and we have assumed such information to be accurate and reliable, and we have not independently verified the accuracy of such information. Further, we have relied on the representations of the Directors that they have made all reasonable inquiries, and that, to the best of their knowledge and belief, there are no other facts, the omission of which would make any statement contained in the Circular untrue or misleading. We have also assumed that statements and representations made or referred to in the Circular were accurate at the time they were made and continue to be accurate at the date of despatch of the Circular.

We consider that we have reviewed sufficient information to enable us to reach an informed view regarding the Alpha Acquisition and the Ancillary Transactions and to justify our recommendation, relying on the accuracy of the information provided in the Circular as well as to provide a reasonable basis for our advice. It is not within our terms of reference to comment on the commercial feasibility of the Alpha Acquisition and the Ancillary Transactions, which remains the responsibility of the Directors. As the independent financial adviser to the Independent Board Committee and the Independent Shareholders, we have not been involved in the negotiations in respect of the terms and conditions of the Alpha Acquisition and the Ancillary Transactions. Our opinion with regard to the terms and conditions thereof has been made on the assumption that all obligations to be performed by each of the parties to the Alpha Acquisition and the Ancillary Transactions will be fully performed in accordance with the terms and conditions thereof. Further, we have no reason to suspect that any material facts or information have been omitted or withheld from the information supplied or opinions expressed to us nor to doubt the truth, accuracy and completeness of the information, facts and representations provided, or the reasonableness of the opinions expressed, to us by the Company, its Directors and representatives. We have not, however, made any independent verification of the information and facts provided, representations made or opinions expressed by the Company, its Directors and representatives, nor have we conducted any form of independent investigation into the business affairs or assets and liabilities of the Group. Accordingly, we do not warrant the accuracy or completeness of any such information.

Our opinion is necessarily based upon market, economic and other conditions as they existed and could be evaluated on, and on the information publicly available to us as of, the date of this opinion. We have no obligation to update this opinion to take into account events occurring after the date that this opinion is delivered to the Independent Board Committee. As a result, circumstances could develop prior to completion of the Alpha Acquisition and the Ancillary Transactions that, if known to us at the time we rendered our opinion, would have altered our opinion.

This letter is for the information of the Independent Board Committee solely in connection with their consideration of the Alpha Acquisition and the Ancillary Transactions and, except for its inclusion in the Circular and for references thereto in the letter from the Independent Board Committee set out in the Circular, is not to be quoted or referred to, in whole or in part, nor shall this letter be used for any other purpose, without our prior written consent.

CLSA is a licensed securities adviser and corporate finance adviser under the SFO and we, together with our affiliates, provide a full range of investment banking and brokerage services, which, in the course of normal trading activities, may from time to time effect transactions and hold securities, including derivative securities, of the Company, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) or that of CKI, its subsidiaries or its substantial shareholder (as defined in the Listing Rules) for our own account and the accounts of customers. CLSA will receive a fee from the Company for rendering this opinion. The Company has also agreed to indemnify CLSA and certain related persons against liabilities and expenses in connection with this engagement.

PRINCIPAL FACTORS CONSIDERED

In considering whether or not the terms and conditions of the Alpha Acquisition and Ancillary Transactions are on normal commercial terms, in the ordinary and usual course of the business of the Group, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole, we have taken into consideration, inter alia, the following factors:

1. Background to entering into the Alpha Acquisition

As stated in the letter from the Board, the Company has, for some time, been looking for opportunities to expand its activities outside Hong Kong. The Directors have confirmed that the Company has been studying the British energy market for some time and that the UK gas distribution business operates in a transparent and stable regulatory environment with predictable cash flow. The Alpha Acquisition therefore represents an opportunity for the Company to gain entry to this market for the first time.

As stated in the letter from the Board, it is currently (and was at the time the Blackwater Acquistion Agreement was entered into) CKI's intention, prior to Blackwater Completion, to on-sell part of its interest in Blackwater so that its interest in Blackwater will be less than 50%.

As stated in the letter from the Board, the Directors believe that the Alpha Acquisition is in the interests of the Company and the Shareholders as a whole, and that the terms of the Alpha Acquisition Agreement are fair and reasonable so far as the Company and the Shareholders as a whole are concerned.

In view of the foregoing, we note that the Alpha Acquisition is consistent with the overall corporate strategy of the Group.

2. Reasons for entering into the Alpha Acquisition Agreement with CKI

As disclosed in the letter from the Board, CKI is a diversified infrastructure investment company with a focus in the development, investment and operation of infrastructure businesses. Currently it has investments in Hong Kong, Mainland China, Australia, the United Kingdom, Canada and the Philippines. It is the legal and beneficial owner of approximately 38.87% of the issued share capital of the Company. CKI is also a subsidiary of HWL, which holds approximately 84.6% of the issued share capital of CKI. HWL and its subsidiaries operate and invest in five core businesses: ports and related services; telecommunications; property and hotels; retail and manufacturing; and energy, infrastructure, finance and investments. As stated in CKI's annual report for the financial year ended 31 December 2003, the CKI Group generated a net profit of HK$3.3 billion and cash in hand amounted to HK$7.2 billion.

As stated in the Company's annual report for the financial year ended 31 December 2003, the principal activity of the Group is the generation and supply of electricity. As confirmed by the Directors, the Company is also a partner with CKI in several power-related businesses in Australia, as follows:

- since December 1999, ETSA Utilities in South Australia;
- since August 2000, Powercor in Victoria; and
- since July 2002, Citipower in Victoria.

As CKI and the Company have previously worked together on several joint venture projects, the success of their working relationship makes the Company the most suitable purchaser of the Alpha Share. As stated in the letter from the Board, upon completion of each of the Alpha Acquisition Agreement, the Blackwater Acquisition Agreement, the 9.9% Sale Agreement and the Hive Down Agreement, each of the Company, CKI and, the 9.9% Buyers between them, will own, directly or indirectly (as the case may be), a 19.9%, 40% and 9.9% interest, respectively, in Gas Network.

With the Group's extensive experience in power generation and distribution and the CKI Group's extensive experience in the development, investment and operation of infrastructure businesses, we concur with the Directors' view that both parties will leverage on each other's strengths through their joint ownership and investment opportunity in Gas Network, which will indirectly own all the interest in the Network Business upon completion of the Blackwater Acquisition, and this will be beneficial to both parties.

3. The Blackwater Acquisition

As stated in the letter from the Board, NGT, through its wholly-owned subsidiary, Transco, owns, operates and develops the substantial majority of the natural gas transmission and distribution system in the United Kingdom. NGT publicly announced in December 2003 that it was seeking indicative offers for five of the

eight regional gas distribution networks in the United Kingdom. Following a successful bidding process, Gas Network was chosen as the preferred bidder for the Network Business. On 31 August 2004, the Blackwater Acquisition Agreement was entered into between Gas Network, Transco and Blackwater, pursuant to which Gas Network has an option to require Transco to sell to it, and Transco has an option to require Gas Network to purchase from it, the Blackwater Shares, being the entire issued share capital of Blackwater.

3.1 *Consideration*

The Blackwater Consideration is £1,393,700,000 (HK$19,511,800,000) less the Intra-Group Indebtedness. The Intra-Group Indebtedness is expected to be approximately £870,000,000 (HK$12,180,000,000) and will be funded by Blackwater through an external bank facility effected by the Finance Agreements. The Blackwater Consideration is therefore expected to be approximately £524,000,000 (HK$7,336,000,000) and will be funded by shareholders' equity of Gas Network in proportion to their respective shareholdings in Gas Network and by external bank borrowings.

As confirmed by the Directors, the Blackwater Consideration was arrived at following a competitive auction process conducted by NGT and its advisors, Rothschild and Morgan Stanley, and after arm's length negotiations between CKI and Transco. The directors of CKI believe that the terms of the Blackwater Acquisition are fair and reasonable and are in the interests of CKI's shareholders as a whole. The Directors also believe that the terms of the Blackwater Acquisition are fair and reasonable and are in the interests of the Company and the Shareholders as a whole.

In order to analyse whether the net consideration (net of Intra-Group Indebtedness) for the acquisition of Blackwater of approximately £524,000,000 (HK$7,336,000,000) payable under the Blackwater Acquisition Agreement is fair and reasonable to the Company and the Shareholders, and in view of the absence of transaction multiples, we have analysed P/ EBITDA (Share price / Earnings before interest, taxes, depreciation and amortization) multiples for comparable listed companies (collectively the "Comparables") as at 18 November 2004. The use of P/EBITDA analysis is commonly used in all financial comparable analysis. By using EBITDA, we are able to focus on the operating cashflow of a company, thereby providing a meaningful comparable so as to eliminate effects on different companies selected with different debt structures, taxation structures, fixed asset bases, and amortization assumptions. As the Network Business is principally engaged in the natural gas transmission and distribution system in the United Kingdom, the Comparables were selected as being representative of listed Western European gas distributors and, in our view, represent companies which operate businesses which are comparable to the Network Business.

Based on the Blackwater Consideration of £524,000,000 (HK$7,336,000,000) and the Network Business's EBITDA for the financial year ended 31 March 2003 of £77,000,000 (HK$1,078,000,000), the acquisition represents a P/EBITDA multiple of 6.8x, which is in line with the mean P/EBITDA multiple of the Comparables below.

Company	Country	Market Cap (Local, m)	Market Cap (US$m)	P/EBITDA (year end)
Centrica PLC	UK	GBP 9,310	17,330	6.2x
Gas Natural SDG SA	Spain	EUR 9,417	12,310	7.0x
Enagas	Spain	EUR 2,352	3,074	5.4x
Mainova AG	Germany	EUR 1,521	1,988	9.7x
Fluxys-D	Belgium	EUR 1,237	1,617	na
Azienda Mediterran Gas Acqua SpA	Italy	EUR 498	651	4.8x
International Energy Group Plc	UK	GBP 138	256	6.4x
ACSM Como SPA	Italy	EUR 93	122	3.0x
Gasanstalt Kaiserslautern AG	Germany	EUR 85	112	na
Compagnie Industrielle et Commerciale du Gaz SA	Switzerland	CHF 53	45	8.7x
Societe DU Gaz de la Plaine DU Rhone SA	Switzerland	CHF 45	39	10.2x
			Mean	**6.8x**
			Max	**10.2x**
			Min	**3.0x**

Source: Bloomberg, 18 November 2004

In view of the above analysis and as the consideration payable of approximately £104,276,000 (HK$1,459,864,000) by Alpha to subscribe for 19.9% of the share capital in Gas Network is based on 19.9% of the net consideration of £524,000,000 (HK$7,336,000,000) paid under the Blackwater Acquisition Agreement, we concur with the view of the Directors that the consideration is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

3.2 Undertakings by the Company

Break Fee

As stated in the letter from the Board, under the Gas Network Shareholders Agreement, termination of the Blackwater Acquisition Agreement, will, in certain circumstances, give rise to a break fee of £13,980,000 (HK$195,720,000) becoming payable by Gas Network to Transco. The Directors have confirmed that the break fee, negotiated by CKI and UUCS on an arms length basis, is calculated based on 1% of the original cash consideration of £1,398,000,000 (HK$19,572,000,000). CKI has undertaken to procure compliance by Alpha with this obligation and this undertaking will be assumed by the Company upon the Alpha Completion. We concur with the Directors' views that the break fee is fair and reasonable to the Company and the Shareholders.

Other obligations

As stated in the letter from the Board, upon Alpha Completion, the Company will also assume the following obligations in connection with the Blackwater Acquisition:

(a) Assume responsibility for a pro rata portion representing 19.9% of all costs and expenses incurred by Gas Network and CKI, these costs and expenses to be assumed by the Company are estimated to be approximately HK$12,000,000 as at the Latest Practicable Date in connection with the Blackwater Acquisition and to give an indemnity to CKI in this respect.

(b) Under the Finance Agreements, Goldia, UUCS and CKI have agreed to indemnify certain other parties to the Finance Agreements against any reasonable loss, cost, claim, liability or expense which they may incur or suffer in connection with such finance facilities or the Finance Agreements, up to a maximum of £15,000,000 (HK$210,000,000). The Company has agreed to assume a pro rata portion representing 19.9% of such obligation.

As confirmed by the Directors, as the obligations assumed by the Company referred to above are calculated on a pro rata basis (19.9%) and relate to obligations negotiated by CKI under the Blackwater Acquisition following an arms length bidding process where Gas Network was chosen as the preferred bidder for the Network Business, we concur with the Directors' views that the obligations to be assumed by the Company as a result of the Alpha Acquisition Agreement are fair and reasonable to the Company and the Shareholders as a whole.

3.3 Conditions of the Blackwater Completion

As stated in the letter from the Board, the Blackwater Completion is subject to the satisfaction or, where permitted, waiver of certain conditions precedent. These include the Authority having given its consent to the sale of the Blackwater Shares to Gas Network, since Blackwater's gas transporter licence contains some restrictions on the categories of persons to whom shares in Blackwater may be transferred.

In addition, as stated in the letter from the Board, the Blackwater Acquisition Agreement is conditional upon the obtaining of the approval of the CKI Shareholders. The Blackwater Acquisition Agreement shall terminate if Blackwater Completion has not taken place on or before 29 August 2005, details of which are contained under section 3.4 of the letter from the Board.

4. Principal Terms of the Alpha Acquisition

On 10 September 2004, CKI and the Company, entered into the Agreement, pursuant to which CKI agreed to procure the sale, and the Company agreed to purchase, or procure the purchase by its wholly-owned subsidiary, of the entire issued share capital of Alpha for a consideration of HK$1.00, which will be payable in cash upon Alpha Completion. Alpha is a newly formed wholly-owned indirect subsidiary of CKI that owns 19.9% of the issued share capital of Gas Network. Gas Network has agreed to acquire Blackwater, a newly formed wholly-owned subsidiary of Transco that will, at completion of the Hive Down Agreement, own the Network Business presently carried on by Transco.

4.1 Consideration

As confirmed by the Directors, the consideration of HK$1.00 represents adequate consideration and is sufficient to make the Alpha Acquisition Agreement legally valid and binding. The Directors further confirmed that they are of the opinion that the consideration is fair and reasonable and in the interests of the Company and the Shareholders as a whole.

Pursuant to the Alpha Acquisition Agreement, the Company will assume certain obligations of CKI in respect of Alpha. Upon Alpha Completion, the Company will assume some of the obligations of CKI in connection with the Blackwater Acquisition, including, among other things, certain indemnity obligations in respect of Gas Network's and CKI's liabilities.

4.2 Undertakings by the Company

As stated in the letter from the Board, Alpha is required to fund its pro rata share of the Blackwater Consideration payable by Gas Network upon Blackwater Completion. Therefore, prior to the Blackwater Completion, Alpha will subscribe approximately £104,276,000 (HK$1,459,864,000) for new shares in the share capital of Gas Network, which will represent approximately 19.9% of the Blackwater Consideration payable by Gas Network on Blackwater Completion.

Under the Gas Network Shareholders Agreement, CKI undertook to procure compliance by Alpha with its obligation to subscribe for new shares in the share capital of Gas Network which will amount to approximately £104,276,000 (HK$1,459,864,000), which will represent approximately 19.9% of the Blackwater Consideration payable by Gas Network on Blackwater Completion. This undertaking of CKI will be assumed by the Company upon the Alpha Completion and as stated in the letter from the Board, this obligation will be met from the Company's internal cash resources and/or bank borrowings.

As stated in the letter from the Board, on or before the Alpha Completion, the Company will also enter into such agreements as may be necessary to, amongst other things, assume all liabilities of CKI under the Gas Network Shareholders Agreement in respect of the obligations and commitments of Alpha. Amongst other things, the Company will enter into the Restated Gas Network Shareholders Agreement with Alpha, Able Venture, Goldia, CKI, the Foundation, UUO, UUCS, the 9.9% Buyers and DeAM. Further details of the Restated Gas Network Shareholders Agreement are set out in section 4 of the letter from the Board.

During the period between the date of the Alpha Acquisition Agreement and Blackwater Completion, the Company will provide such undertakings and enter into such commitments as may be reasonably required in connection with the financing of Gas Network and its acquisition of the entire issued share capital of Blackwater provided that all the other shareholders of Gas Network have also agreed to give similar undertakings or enter into similar commitments. The Company's proportionate share of any such undertakings or commitments will not exceed 19.9% of the relevant total monetary amount that is the subject of such undertakings and commitments.

As stated in the letter from the Board, termination of the Blackwater Acquisition Agreement will, in the circumstances described in section 3.3 in the letter from the Board and section 3 above, give rise to a break fee of £13,980,000 (HK$195,720,000) being payable by Gas Network to Transco. Alpha has undertaken in the Gas Network Shareholders Agreement to contribute 19.9% of this amount through a subscription of new shares in the share capital of Gas Network in the event of termination, for the purpose of enabling Gas Network to pay the break fee. CKI has also undertaken in the Gas Network Shareholders Agreement to procure compliance by Alpha with this obligation. This obligation will be assumed by the Company.

On or before Alpha Completion, the Company will also execute an undertaking letter to be addressed to Transco (the "**Transco Undertaking Letter**"). Pursuant to the Transco Undertaking Letter, the Company will undertake to Transco to procure Alpha to subscribe in cash at par for shares of £1 (HK$14) each of Gas Network in an aggregate amount of £2,782,020 (HK$38,948,280), to enable Gas Network to pay the break fee referred to in the last paragraph, if the Blackwater Acquisition Agreement is terminated in circumstances giving rise to an obligation on Gas Network to pay Gas Network's Cost Contribution (as defined in the letter from the Board) under the Blackwater Acquisition Agreement. However, the Company will not be obliged to procure Alpha to subscribe for shares in Gas Network for that purpose if the termination of the Blackwater Acquisition Agreement is as a result of the failure of CKI to obtain the requisite approval of the CKI Shareholders.

4.3 Conditions of Alpha Completion

As stated in the letter from the Board, Alpha Completion is conditional upon the approval by CKI Shareholders at the CKI SGM of (i) the transactions contemplated by the Blackwater Acquisition Agreement and the Gas Network Shareholders Agreement; and (ii) the sale of the Alpha Share as contemplated by the Alpha Acquisition Agreement.

Alpha Completion is conditional upon the approval by the Independent Shareholders at the Company's EGM of (i) the Alpha Acquisition; and (ii) the related transactions and matters contemplated under the Alpha Acquisition Agreement and the Gas Network Shareholders Agreement, none of which may be waived by either party. The Alpha Acquisition Agreement will automatically terminate if the Alpha Conditions have not been satisfied before 30 August 2005, details of which are stated under section 2.4 of the letter from the Board.

Having considered the fact that (i) HK$1.00 was paid as adequate consideration to make the Alpha Acquisition Agreement legally valid and binding, (ii) Alpha's subscription for shares in Gas Network will represent a 19.9% pro rata share of the original consideration negotiated by CKI under the Blackwater Acquisition, and (iii) the financial obligations and other obligations assumed by the Company under the Alpha Acquisition Agreement represent a 19.9% pro rata share of CKI's obligations under the Blackwater Acquisition, we concur with the Directors' views that the consideration for the Alpha Acquisition, the undertakings and the obligations assumed by the Company and the terms of the Alpha Acquisition Agreement are in the interests of the Company and the Shareholders and are fair and reasonable so far as the Company and the Shareholders as a whole are concerned. Please also refer to section 3 above for our analysis of the fairness of the Blackwater Acquisition.

5. Financial effects on the Group

As stated in the Company's annual report for the financial year ended 31 December 2003, the Company's cash in hand amounted to HK$459,000,000 and the Directors have confirmed to us that (i) the financial obligations of £104,276,000 (HK$1,459,864,000) for the new share subscription in Gas Network, (ii) the £2,782,020 (HK$38,948,280) pro rata share of the break fee payable if the Blackwater Acquisition Agreement is terminated, (iii) the pro rata share of the costs and expenses to be assumed by the Company of approximately HK$12,000,000 in connection with the Blackwater Acquisition Agreement as at the Latest Practicable Date, and (iv) up to 19.9% of the maximum £15,000,000 (HK$210,000,000) obligation under the indemnity in the Finance Agreements that is assumed by the Company under the Alpha Acquisition Agreement, could be met as a result of the Company's adequate financial situation and sufficient credit lines with banks.

As stated in the letter from the Board and confirmed by the Directors, after completion of the Alpha Acquisition and the Blackwater Acquisition, the Company's interest in Gas Network will be less than 20% and consequently, Gas Network and Blackwater will be treated as an investment in the financial statements of the Company.

As stated in the letter from the Board, since the consideration for the Alpha Acquisition and Alpha's pro rata share of the consideration payable for the Blackwater Acquisition will be met from the Company's internal cash resources and/or bank borrowing, the Directors are of the opinion that there will be no effect on the net tangible asset value per share of the Company and we note that there will be no material effect on the net tangible asset value of the Group pursuant to the completion of the Alpha Acquisition and the Blackwater Acquisition.

The Directors have confirmed that based on the audited financial statements of the Group for the financial year ended 31 December 2003, the net gearing ratio stood at approximately 37%. The Directors have also confirmed that upon completion of the Alpha Acquisition and the Blackwater Acquisition, the maximum net gearing ratio of the Group would increase by 4%, assuming that the subscription of 19.9% new shares in the share capital of Gas Network (approximately £104,276,000 (HK$1,459,864,000)) is completely financed by bank borrowings. We concur with the Directors' views regarding the impact of the Alpha Acquisition on the net gearing ratio. As stated in the letter from the Board, such subscription will be satisfied and financed by the Company's internal cash reserves and/or external bank borrowings. In addition, we concur with the Directors' views that the earnings of the Group in 2006 can be expected to be enhanced upon receipt of dividends from Blackwater in 2006 pursuant to the completion of the Alpha Acquisition and the Blackwater Acquisition.

CONCLUSION AND OPINION

In reaching our opinion (on the basis set out at the beginning of this letter), we have considered the following principal factors and reasons:

— background for the Alpha Acquisition and the Blackwater Acquisition;

— reasons for entering into the Alpha Acquisition Agreement with CKI; and

— principal terms of the Alpha Acquisition Agreement including:

  - the consideration of HK$1.00;

  - Alpha's subscription for shares in the share capital of Gas Network for approximately £104,276,000 (HK$1,459,864,000), which represents a pro rata portion of the original consideration negotiated on an arm's length basis by CKI under the Blackwater Acquisition; and

- the undertakings and the obligations assumed by the Company, namely (the £2,782,020 (HK$38,948,280) pro rata share of the break fee payable if the Blackwater Acquisition Agreement is terminated, the pro rata share of the costs and expenses to be assumed by the Company of approximately HK$12,000,000 in connection with the Blackwater Acquisition Agreement as at the Latest Practicable Date, and up to 19.9% of the maximum £15,000,000 (HK$210,000,000) obligation under the indemnity in the Finance Facilities that is assumed by the Company under the Alpha Acquisition Agreement) which represent pro rata portions of the undertakings and obligations negotiated on an arms length basis by CKI under the Blackwater Acquisition.

Based on these principal factors and reasons, we have concluded that:

- as the Company has, for some time, been looking for opportunities to expand its activities outside Hong Kong and as the Company has been studying the British energy market for some time, the entering into the Alpha Acquisition Agreement to acquire a 19.9% interest in Gas Network through Alpha, is consistent with the overall corporate strategy of the Group;

- since the Company has previous experience working with CKI and as CKI is a diversified infrastructure investment company, both parties should leverage on each other's strengths through their joint ownership and investment opportunity in Gas Network and this will be beneficial to both parties;

- the HK$1.00 consideration payable for the Alpha Share is adequate consideration to make the Alpha Acquisition Agreement legally valid and binding and that the Directors are of the opinion that such consideration is fair and reasonable and in the interests of the Company and the Shareholders; and

- the Directors confirmed that the obligations to be assumed by the Company as a result of its indirect 19.9% interest in Gas Network, represent a 19.9% pro rata share of what was negotiated on an arm's length basis by CKI under the Blackwater Acquisition and are of the opinion that the obligations to be assumed are fair and reasonable and in the interests of the Company and the Shareholders.

Based on these conclusions, we are of the opinion that the terms and conditions of the Alpha Acquisition and the Ancillary Transactions are on normal commercial terms, in the ordinary and usual course of the business of the Group, and are fair and reasonable and in the interests of the Company and the Shareholders as a whole. Accordingly, we advise the Independent Board Committee to recommend to the Independent Shareholders to vote in favour of the Alpha Acquisition and the Ancillary Transactions at the extraordinary general meeting to be convened on Tuesday, 14 December 2004, at 11:30 a.m.

Yours faithfully,
For and on behalf of
CLSA Equity Capital Markets Limited
Tim Ferdinand
Managing Director

1. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

The issue of this circular has been approved by the Directors.

2. DISCLOSURE OF DIRECTORS' INTERESTS

As at the Latest Practicable Date, the interests of the Directors in the issued share capital of the Company and its Associated Corporations as recorded in the register required to be kept under Section 352 of the SFO were as follows:

		Number of Ordinary Shares					Approximate
Name of Director	Capacity	Personal Interests	Family Interests	Corporate Interests	Other Interests	Total	Shareholding %
Victor Li Tzar-kuoi	Interest of child or spouse & beneficiary of trusts	–	151,000	–	829,599,612 *(Notes 1 & 2)*	829,750,612	38.88%
Ronald Joseph Arculli	Interest of controlled corporation	–	–	2,011	–	2,011	≃0%
Francis Lee Lan-yee	Beneficial owner	739	–	–	–	739	≃0%

Notes:

(1) These shares are held by subsidiaries of Cheung Kong Infrastructure Holdings Limited ("CKI").

The discretionary beneficiaries of each of The Li Ka-Shing Unity Discretionary Trust ("DT1") and another discretionary trust ("DT2") are, inter alia, Mr. Victor Li Tzar-kuoi, his wife and children, and Mr. Richard Li Tzar-kai. Each of Li Ka-Shing Unity Trustee Corporation Limited ("TDT1", which is the trustee of DT1) and Li Ka-Shing Unity Trustcorp Limited ("TDT2", which is the trustee of DT2) holds units in The Li Ka-Shing Unity Trust ("UT1") but is not entitled to any interest or share in any particular property comprising the trust assets of the said unit trust. Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings ("TUT1 related companies") hold more than one-third of the issued share capital of Cheung Kong (Holdings) Limited ("CKH"). Certain subsidiaries of CKH in turn together hold more than one-third of the issued share capital of Hutchison Whampoa Limited ("HWL"). A subsidiary of HWL in turn holds more than one-third of the issued share capital of CKI.

The issued share capital of TUT1 and of the trustees of DT1 and DT2 are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Each of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai is interested in one-third of the issued share capital of Unity Holdco. TUT1 is only interested in the shares of CKH by reason only of its obligation and power to hold interests in those shares in its ordinary course of business as trustee and, when performing its functions as trustee, exercises its power to hold interests in the shares of CKH independently without any reference to Unity Holdco or any of Mr. Li Ka-shing, Mr. Victor Li Tzar-kuoi and Mr. Richard Li Tzar-kai as a holder of the shares of Unity Holdco as aforesaid.

By virtue of the above and as a discretionary beneficiary of each of DT1 and DT2 and as a director of CKH, Mr. Victor Li Tzar-kuoi is taken to have a duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies, the shares of HWL held by the subsidiaries of CKH, the shares of CKI held by the subsidiary of HWL and the shares of the Company held by the subsidiaries of CKI under the SFO as a Director. Although Mr. Richard Li Tzar-kai is interested in one-third of the issued share capital of Unity Holdco and is a discretionary beneficiary of each of DT1 and DT2, he is not a director of CKH and has no duty of disclosure in relation to the shares of CKH held by TUT1 as trustee of UT1 and TUT1 related companies under the SFO.

(2) Mr. Victor Li Tzar-kuoi, by virtue of his interests as described in Note (1) above and as a Director, is also deemed to be interested in the shares of Associated Corporations of the Company held through the Company under the SFO.

The following are the Company's Associated Corporations:

Name	Percentage of equity held by the Company
Associated Technical Services Limited	100
Best Liaison Limited	100
Cavendish Construction Limited	100
CitiPower I Pty Limited	50
CitiPower II Pty Limited	50
CKI Power Development Limited	50
CKI Power Distribution Limited	50
CKI Utilities Development Limited	50
CKI Utilities Holdings Limited	50
CKI/HEI Electricity Assignment Limited	50
CKI/HEI Electricity Distribution Holdings (Australia) Pty Limited	50
CKI/HEI Electricity Holdings (Malaysian) Limited	50
CKI/HEI Electricity Distribution Pty Limited	50
CKI/HEI Electricity Distribution Two Pty Limited	50
CKI/HEI Power Holdings Limited	50
CKI/HEI Utilities Distribution Limited	50
Dunway Investment Limited	100
ETSA Utilities Finance Pty Limited	50
Fenning Limited	100
Fortress Advertising Company Limited	100
Gusbury Enterprises Incorporation	100
HEI Distribution Finance (Australia) Pty Ltd.	100
HEI Electricity Distribution (Malaysian) Limited	100
HEI Investment Holdings Limited	100
HEI Power (Malaysian) Limited	100
HEI Power Development Limited	50
HEI Power Distribution Limited	50
HEI Transmission Finance (Australia) Pty Limited	100
HEI Utilities (Malaysian) Limited	100
HEI Utilities Development Limited	100
HEI Utilities Holdings Limited	50
HKE International Limited	100
Hong Kong Electric International Finance (Australia) Pty Limited	100
Hongkong Electric (Cayman) Limited	100
Hongkong Electric (Natural Gas) Limited	100
Hongkong Electric Finance (Cayman) Limited	100
Hongkong Electric Finance Limited	100
Hongkong Electric Fund Management Limited	100
Hongkong Electric International Limited	100
Hongkong Electric International Power (Mauritius) Limited	100
Kentson Limited	100
Marregon (No.2) Pty Limited	50
Marregon Pty Limited	50
Powercor Australia Limited	50
Powercor Pty Limited	50
Powercor Australia LLC	50
Powercor Australia Holdings Limited	50
Ratchaburi Power Company Limited	4.6
Rayong Energy Developments Limited	100
Riverland Investment Limited	100
Secan Limited	20
Sigerson Business Corp.	100
Takako Holdings Limited	100
The Hongkong Electric Company, Limited	100
Utilities Management Pty Limited	50

Save as disclosed above, as at the Latest Practicable Date, none of the Directors or chief executives had any interests or short positions in the shares, underlying shares and debentures of the Company or any of its Associated Corporations which were required to be notified to the Company and the Stock Exchange pursuant to Part XV of the SFO or which were recorded in the register required to be kept by the Company under Section 352 of the SFO, or which were required to be notified to the Company and the Stock Exchange pursuant to the Model Code.

There is no contract or arrangement subsisting at the Latest Practicable Date in which any of the Directors is materially interested and which is significant in relation to the business of the Group.

None of the Directors has had any direct or indirect interest in any assets which have since 31 December 2003 (being the date to which the latest published audited financial statements of the Company were made up) been acquired or disposed of by or leased to or are proposed to be acquired or disposed of by or leased to any member of the Group.

3. SUBSTANTIAL SHAREHOLDERS' INTERESTS IN THE SHARE CAPITAL OF THE COMPANY

According to the register kept under Section 336 of the SFO and information received by the Company, as at the Latest Practicable Date, Shareholders (other than Directors or chief executives of the Company) who had interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Part XV of the SFO were as follows:

Name	Capacity	Number of Ordinary Shares	Approximate % of Shareholding
Interman Development Inc.	Beneficial owner	186,736,842 *(Note 1)*	8.75%
Venniton Development Inc.	Beneficial owner	197,597,511 *(Note 1)*	9.26%
Univest Equity S.A.	Beneficial owner	279,011,102 *(Note 1)*	13.07%
Monitor Equities S.A.	Beneficial owner & Interest of controlled corporation	287,211,674 *(Note 1)*	13.46%
Hyford Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Cheung Kong Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 2)*	38.87%
Hutchison Infrastructure Holdings Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%

Name	Capacity	Number of Ordinary Shares	Approximate % of Shareholding
Hutchison International Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Hutchison Whampoa Limited	Interest of controlled corporations	829,599,612 *(Note 3)*	38.87%
Cheung Kong (Holdings) Limited	Interest of controlled corporations	829,599,612 *(Note 4)*	38.87%
Li Ka-Shing Unity Trustee Company Limited as trustee of The Li Ka-Shing Unity Trust	Trustee	829,599,612 *(Note 5)*	38.87%
Li Ka-Shing Unity Trustee Corporation Limited as trustee of The Li Ka-Shing Unity Discretionary Trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-Shing Unity Trustcorp Limited as trustee of another discretionary trust	Trustee & beneficiary of a trust	829,599,612 *(Note 6)*	38.87%
Li Ka-shing	Founder of discretionary trusts & interest of controlled corporations	829,599,612 *(Note 6)*	38.87%

Notes:

(1) These are direct or indirect wholly-owned subsidiaries of Hyford Limited ("Hyford") and their interests are duplicated in the same 829,599,612 shares of the Company held by Hyford described in (2) below.

(2) Cheung Kong Infrastructure Holdings Limited ("CKI") is deemed to be interested in the 829,599,612 shares of the Company as referred to in (1) above as it holds more than one-third of the issued share capital of Hyford indirectly. Its interests are duplicated in the interest of Hutchison Whampoa Limited ("HWL") in the Company described in (3) below.

(3) HWL is deemed to be interested in the 829,599,612 shares of the Company as referred to in (2) above as it holds more than one-third of the issued share capital of Hutchison International Limited, which holds more than one-third of the issued share capital of Hutchison Infrastructure Holdings Limited ("HIH"). HIH holds more than one-third of the issued share capital of CKI.

(4) Cheung Kong (Holdings) Limited ("CKH") is deemed to be interested in the 829,599,612 shares of the Company as referred to in (3) above as certain subsidiaries of CKH hold more than one-third of the issued share capital of HWL.

(5) Li Ka-Shing Unity Trustee Company Limited ("TUT1") as trustee of The Li Ka-Shing Unity Trust ("UT1") is deemed to be interested in those shares of the Company described in (4) above as TUT1 as trustee of UT1 and its related companies in which TUT1 as trustee of UT1 is entitled to exercise or control the exercise of one-third or more of the voting power at their general meetings hold more than one-third of the issued share capital of CKH.

(6) Each of Mr. Li Ka-shing, Li Ka-Shing Unity Trustee Corporation Limited ("TDT1") as trustee of The Li Ka-Shing Unity Discretionary Trust ("DT1") and Li Ka-Shing Unity Trustcorp Limited ("TDT2") as trustee of another discretionary trust is deemed to be interested in the same block of shares TUT1 as trustee of UT1 is deemed to be interested in as referred to in (5) above as all issued and outstanding units in UT1 are held by TDT1 as trustee of DT1 and by TDT2 as trustee of another discretionary trust. More than one-third of the issued share capital of TUT1 and of the trustees of the said discretionary trusts are owned by Li Ka-Shing Unity Holdings Limited ("Unity Holdco"). Mr. Li Ka-shing owns one-third of the issued share capital of Unity Holdco.

Save as disclosed above, as at the Latest Practicable Date, the Company had not been notified by any persons (other than Directors or chief executives of the Company) who had interests or short positions in the shares and underlying shares of the Company, which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 Part XV of the SFO, or who are interested in 10% or more of the nominal value of any class of share capital carrying rights to vote in all circumstances at general meetings of any other members of the Group, or any options in respect of such capital.

The following is a list of directors of the Company who, as at the Latest Practicable Date, are also directors of the companies which have interests or short positions in the shares or underlying shares of the Company which would fall to be disclosed to the Company under the provisions of Divisions 2 and 3 of Part XV of the SFO:

Name of Common Director	Name of Company
Mr. Li Tzar Kuoi, Victor Mr. George Colin Magnus Mr. Kam Hing Lam Mr. Fok Kin Ning, Canning Mr. Frank John Sixt	Cheung Kong (Holdings) Limited
Mr. Li Tzar Kuoi, Victor Mr. Kam Hing Lam Mr. George Colin Magnus Mr. Fok Kin Ning, Canning Mrs. Chow Woo Mo Fong, Susan Mr. Frank John Sixt Mr. Tso Kai Sum	Cheung Kong Infrastructure Holdings Limited
Mr. Li Tzar Kuoi, Victor Mr. Kam Hing Lam Mr. George Colin Magnus	Hyford Limited
Mr. Kam Hing Lam Mrs. Chow Woo Mo Fong, Susan	Interman Development Inc.
Mr. Frank John Sixt	Li Ka-Shing Unity Trustcorp Limited
Mr. Frank John Sixt	Li Ka-Shing Unity Trustee Company Limited
Mr. Frank John Sixt	Li Ka-Shing Unity Trustee Corporation Limited

Name of Common Director	Name of Company
Mr. Kam Hing Lam Mrs. Chow Woo Mo Fong, Susan	Monitor Equities S.A.
Mr. Kam Hing Lam Mrs. Chow Woo Mo Fong, Susan	Univest Equity S.A.
Mr. Kam Hing Lam Mrs. Chow Woo Mo Fong, Susan	Venniton Development Inc.
Mr. Li Tzar Kuoi, Victor Mr. Fok Kin Ning, Canning Mrs. Chow Woo Mo Fong, Susan Mr. Frank John Sixt Mr. George Colin Magnus Mr. Kam Hing Lam Mr. Wong Chung Hin Mr. Holger Kluge	Hutchison Whampoa Limited
Mr. Li Tzar Kuoi, Victor Mr. Fok Kin Ning, Canning Mrs. Chow Woo Mo Fong, Susan Mr. Frank John Sixt Mr. George Colin Magnus Mr. Kam Hing Lam	Hutchison International Limited
Mrs. Chow Woo Mo Fong, Susan Mr. Frank John Sixt	Hutchison Infrastructure Holdings Limited

4. SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had entered into, or proposed to enter into, a service contract with any member of the Group which does not expire or is not terminable by such member of the Group within one year without payment of compensation, other than statutory compensation.

5. COMPETING BUSINESS INTERESTS OF DIRECTORS

The following Directors, Messrs. George Magnus, Canning Fok, K.S. Tso, Victor Li, H.L. Kam, Frank Sixt and Mrs. Susan Chow, are also directors of CKI whose principal activities are the investment and operation of infrastructure businesses in Hong Kong, Mainland China and other countries.

These activities may be in competition with the Group's overseas businesses of investing in power generation, transmission and distribution facilities. The Board is of the view that the Group is capable of carrying on these overseas businesses independently of, and at arms length from the business of CKI. When making decisions on these overseas businesses, those Directors, in the performance of their duties as directors of the Company, have acted and will continue to act in the commercial best interest of the Group and all its shareholders.

6. PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to Article 80 of the Articles of Association of the Company, subject to the Listing Rules, at any general meeting, a resolution put to the vote of the meeting shall be decided on a show of hands unless a poll is (before or on the declaration of the result of the show of hands) demanded:

(i) by the chairman;

(ii) by at least five members present in person or by proxy;

(iii) by any member or members present in person or by proxy and representing not less than one-tenth of the total voting rights of all the members having the right to vote at the meeting; and

(iv) by a member or members holding shares in the Company conferring a right to vote at the meeting being shares on which an aggregate sum has been paid up equal to not less than one-tenth of the total sum paid up on all the shares conferring that right.

Unless a poll be so demanded, a declaration by the chairman that a resolution has on a show of hands been carried or carried unanimously, or by a particular majority, or lost, and an entry to that effect in the book containing the minutes of the proceedings of the Company shall be conclusive evidence of the fact without proof of the number or proportion of the votes recorded in favour or against such resolution.

The vote on the Resolution at the EGM shall be taken by poll.

7. INDEPENDENT FINANCIAL ADVISER

The following is the qualification of the Independent Financial Adviser which has given advice contained in this circular:

Name	Qualification
CLSA	A deemed licensed corporation under the SFO, licensed to conduct Types 4, 6 and 9 regulated activities

CLSA has confirmed that it has no shareholding in any member of the Group or the right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

8. CONSENTS

CLSA has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and references to its name and letter in the form and context in which it appears.

9. LITIGATION

Neither the Company nor any of its subsidiaries is engaged in any litigation or arbitration or claim of material importance and, so far as the Directors are aware, no litigation or arbitration or claim of material importance is pending or threatened by or against any member of the Group.

10. NO MATERIAL ADVERSE CHANGE

Since 31 December 2003 (being the date to which the latest published audited financial statements of the Company were made up), there has been no material adverse change in the financial or trading position of the Group.

11. MISCELLANEOUS

(a) The Qualified Accountant of the Company is Mr. Andrew J. Hunter, a member of the Institute of Chartered Accountants of Scotland.

(b) The Secretary of the Company is Ms Lillian Wong, a fellow member of both The Institute of Chartered Secretaries and Administrators and The Hong Kong Institute of Company Secretaries.

(c) The Company's share registrars is Computershare Hong Kong Investor Services Limited at 46th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong.

(d) This circular has been prepared in both English and Chinese. In the case of any discrepancy, the English text shall prevail.

12. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents are available for inspection during normal business hours at the registered office of the Company at 44 Kennedy Road, Hong Kong from the date of this circular up to and including 13 December 2004:

(a) the Blackwater Acquisition Agreement;

(b) the Alpha Acquisition Agreement;

(c) the letter from the Independent Board Committee dated 26 November 2004 as set out on page 26 of this circular;

(d) the text of a letter of advice from CLSA dated 26 November 2004 as set out on pages 27 to 39 of this circular;

(e) the CKI Circular;

(f) the written consent of CLSA referred to in this Appendix;

(g) Gas Network Shareholders Agreement;

(h) Restated Gas Network Shareholders Agreement; and

(i) the Finance Agreements.

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
(Incorporated in Hong Kong with limited liability)
(Stock Code: 006)

NOTICE IS HEREBY GIVEN that an extraordinary general meeting of Hongkong Electric Holdings Limited (the "Company") will be held at the Ballroom, 1st Floor, Harbour Plaza Hong Kong, 20 Tak Fung Street, Hung Hom, Kowloon, Hong Kong on Tuesday, 14 December 2004 at 11:30 a.m. for the purposes of considering and, if thought fit, passing with or without modification the following resolution as an **ORDINARY RESOLUTION**:

"**THAT** the acquisition by the Company of the entire issued share capital of Alpha Central Profits Limited (the "**Alpha Acquisition**") on the terms and subject to the conditions of the agreement made between the Company and Cheung Kong Infrastructure Holdings Limited dated 10 September 2004 (the "**Alpha Acquisition Agreement**"), a copy of which has been produced to this meeting marked "A" and signed by the Chairman hereof for the purpose of identification, and the entering into by the Company of certain associated transactions ("**Ancillary Transactions**"), details of which are set out in the circular to the shareholders of the Company dated 26 November 2004 (the "**Circular**") of which this notice of meeting forms part, and the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations, under the Alpha Acquisition Agreement and/or the Ancillary Transactions, including entering into and/or performing any agreement, undertaking or other obligation associated with them be and are hereby approved; and any two executive Directors be and are hereby authorised to execute all such documents and deeds and do and authorise all such acts, matters and things as they may in their discretion consider necessary or desirable on behalf of the Company for the purpose of implementing, and otherwise in connection with, the Alpha Acquisition and the Ancillary Transactions or the implementation, exercise or enforcement of any of the rights, and performance of any of the obligations, under the Alpha Acquisition Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Alpha Acquisition and/or the Ancillary Transactions, including agreeing any modifications, amendments, waivers, variations or extensions of the Alpha Acquisition Agreement and/or any deed, document, undertaking or obligation entered into or associated with the Alpha Acquisition and/or the Ancillary Transactions, as such Directors may deem fit."

By order of the Board
Hongkong Electric Holdings Limited
Lillian Wong
Company Secretary

Hong Kong, 26 November 2004

Notes:

(1) The above resolution will be put to the vote at the meeting by way of a poll.

(2) A member of the Company entitled to attend and vote at the meeting is entitled to appoint a proxy to attend and vote for him. (The number of proxies appointed by any member who is a holder of two or more shares shall not exceed two). A proxy need not be a member of the Company. To be valid, all proxies must be deposited at the registered office of the Company, 44 Kennedy Road, Hong Kong not later than 48 hours before the time for holding the meeting (or any adjournment thereof).

(3) The Register of Members of the Company will be closed from Thursday, 9 December 2004 to Tuesday, 14 December 2004, both days inclusive, during which period no transfer of shares will be effected. In order to be entitled to attend and vote at the above meeting (or any adjournment thereof), all share transfers accompanied by the relevant share certificates must be lodged with the Company's Registrars, Computershare Hong Kong Investor Services Limited, Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen's Road East, Hong Kong no later than 4:00 p.m. on Wednesday, 8 December 2004.

(4) Shareholders are advised to read the circular to shareholders of the Company dated 26 November 2004 which contains information concerning the resolution to be proposed at the above meeting (or any adjournment thereof).

附註：

(一) 上述決議案將於會上以投票方式表決。

(二) 有權出席大會及於會上投票之本公司股東，均有權委任代表出席及代其投票。(任何持有兩股股份或以上之股東不得委任超過兩名代表)。代表人不必為本公司股東。所有委派代表書須於大會(或其任何續會)舉行時間前四十八小時交達本公司之註冊辦事處，地址為香港堅尼地道44號，方為有效。

(三) 本公司將由二零零四年十二月九日(星期四)至二零零四年十二月十四日(星期二)(首尾兩日包括在內)暫停辦理股份過戶工作。為符合資格出席上述大會(或其任何續會)及於會上投票，所有過戶文件連同有關股票須於二零零四年十二月八日(星期三)下午四時正前送達本公司之股份過戶登記處香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心17樓1712至1716室。

(四) 股東可閱覽本公司於二零零四年十一月二十六日向股東發出之通函，當中載有關於將在上述大會(或其任何續會)提呈之決議案之資料。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)

(股份代號：006)

茲通告香港電燈集團有限公司(「本公司」)謹訂於二零零四年十二月十四日(星期二)上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行股東特別大會，以考慮及酌情通過下列決議案為**普通決議案**(不論有否修訂)：

「**動議**批准本公司根據本公司與長江基建集團有限公司於二零零四年九月十日訂立之協議(「**Alpha收購協議**」，其註有「A」字樣之副本已於本大會上提呈，並由本大會主席簽署以資識別)及在其條件所規限下收購Alpha Central Profits Limited全部已發行股本(「**Alpha收購事項**」)，及本公司訂立之若干相聯交易(「**附屬交易**」，有關詳情載於本公司於二零零四年十一月二十六日向股東發出之通函(「**通函**」，本大會通告為其中部分))，以及實行、行使或實施Alpha收購協議及／或附屬交易項下之任何權利及履行其任何責任，包括訂立及／或履行與其有關之任何協議、承諾或其他責任；並授權任何兩名執行董事簽立所有有關文件及契據及代表本公司作出彼等酌情認為必需或合宜之一切有關行動、事宜及事情，以實行及另行有關Alpha收購事項及附屬交易或實行、行使或實施Alpha收購協議及／或根據Alpha收購事項及／或附屬交易訂立或與之有關之任何契據、文件、承諾或責任項下之任何權利及履行其任何責任，包括於董事可能視為適合之情況下同意任何修改、修訂、豁免、更改或延長Alpha收購協議及／或根據Alpha收購事項及／或附屬交易訂立或與之有關之任何契據、文件、承諾或責任。」

承董事會命
香港電燈集團有限公司
公司秘書
黃莉華

香港，二零零四年十一月二十六日

10. 並無重大逆轉

自二零零三年十二月三十一日(即本公司編製最近期刊發之經審核財務報表之日期)以來，本集團之財政或經營狀況並無任何重大逆轉。

11. 其他資料

(a) 本公司之合資格會計師為甄達安先生，彼為蘇格蘭特許會計師協會會員。

(b) 本公司之秘書為黃莉華女士，彼為香港特許秘書及行政人員協會及香港公司秘書公會資深會員。

(c) 本公司之股份過戶登記處為香港中央證券登記有限公司，地址為香港皇后大道東183號合和中心46樓。

(d) 本通函具有英文本及中文本。如中英文本有任何歧異之處，概以英文本為準。

12. 備查文件

下列文件由本通函日期起直至及包括二零零四年十二月十三日止之一般營業時間內可於本公司之註冊辦事處香港堅尼地道44號可供查閱：

(a) Blackwater收購協議；

(b) Alpha收購協議；

(c) 本通函第26頁所載於二零零四年十一月二十六日發出之獨立董事委員會函件；

(d) 本通函第27至第39頁所載里昂證券於二零零四年十一月二十六日發出之意見函件全文；

(e) 長江基建通函；

(f) 本附錄所述里昂證券之同意書；

(g) Gas Network股東協議；

(h) 重訂Gas Network股東協議；及

(i) 財務協議。

6. 股東要求進行表決之程序

根據本公司組織章程細則第80條，受上市規則所規限，於任何股東大會上提呈大會投票之決議案須以舉手方式決定，除非（於宣佈舉手表決結果時或之前）下述人士要求以投票方式表決：

(i) 由主席；

(ii) 由至少五名親身或受委代表出席之股東；

(iii) 由任何一名或多名親身或受委代表出席並合計代表不少於所有有權於大會上投票之股東總投票權十分之一之股東；及

(iv) 由一名或多名持有授予大會投票權之本公司股份實繳股款總值等於不少於所有授予該權利之股份之實繳總值十分之一之股東。

除非如上述者要求以投票方式表決，否則主席宣佈決議案以舉手方式通過或一致或以某一大多數通過或不予通過，並記入載述本公司會議程序紀錄之名冊中，有關結果即為該事實之最終憑證，而毋須提出投票贊成或反對該決議案之數目或比數之證明。

於股東特別大會上就決議案之投票將以投票表決方式進行。

7. 獨立財務顧問

下列為曾提供本通函所載意見之獨立財務顧問之資格：

名稱	資格
里昂證券	根據證券及期貨條例獲准從事第4、6及9類受規管活動而被視為持牌法團

里昂證券已確認其並無持有本集團任何成員公司之股權或認購或提名他人認購本集團任何成員公司證券之權利（不論是否可合法強制執行）。

8. 同意

里昂證券已就刊發本通函連同以所示形式及涵義收錄其函件及引述其名稱及函件發出同意書，且迄今並無撤回有關同意書。

9. 訴訟

本公司或其任何附屬公司概無涉及任何重大訴訟或仲裁或申索，而就董事所知，本集團任何成員公司亦無任何尚未完結或面臨之任何重大訴訟或仲裁或申索。

共同董事姓名	公司名稱
甘慶林先生 周胡慕芳女士	Monitor Equities S.A.
甘慶林先生 周胡慕芳女士	Univest Equity S.A.
甘慶林先生 周胡慕芳女士	Venniton Development Inc.
李澤鉅先生 霍建寧先生 周胡慕芳女士 陸法蘭先生 麥理思先生 甘慶林先生 黃頌顯先生 Holger Kluge先生	和記黃埔有限公司
李澤鉅先生 霍建寧先生 周胡慕芳女士 陸法蘭先生 麥理思先生 甘慶林先生	和記企業有限公司
周胡慕芳女士 陸法蘭先生	Hutchison Infrastructure Holdings Limited

4. 服務合約

於最後可行日期，各董事與本集團任何成員公司概無訂立或建議訂立任何並非於一年內屆滿或在一年內本集團該成員公司不作出賠償（法定賠償除外）則不可終止之服務協議。

5. 董事之競爭業務權益

下列董事麥理思先生、霍建寧先生、曹棨森先生、李澤鉅先生、甘慶林先生、陸法蘭先生及周胡慕芳女士亦為長江基建之董事。長江基建之主要業務為於香港、中國內地及其他國家進行投資及經營基建業務。

該等業務有可能與本集團於海外投資發電及輸配設施之業務構成競爭。董事會認為，本集團能獨立及基於本身利益而進行海外業務。當就海外業務進行決策，該等董事在履行作為本公司董事之職責時，將如以往一樣，繼續以本集團及其所有股東之最佳商業利益為依歸。

(六) 李嘉誠先生，Li Ka-Shing Unity Trustee Corporation Limited（「TDT1」）以The Li Ka-Shing Unity Discretionary Trust（「DT1」）信託人身分及Li Ka-Shing Unity Trustcorp Limited（「TDT2」）以另一全權信託的信託人身分均被視為持有上述（五）項所述TUT1以UT1信託人身分被視為持有之本公司股份之相同權益，因UT1全部已發行及未發行之信託單位由TDT1以DT1信託人身分及TDT2以另一全權信託的信託人身分持有。TUT1及上述全權信託之信託人三分之一以上已發行股本，由Li Ka-Shing Unity Holdings Limited（「Unity Holdco」）擁有。李嘉誠先生擁有Unity Holdco三分之一已發行股本。

除上文披露者外，於最後可行日期，概無任何人士（本公司董事或最高行政人員除外）曾知會本公司擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之本公司股份及相關股份之權益或淡倉，或擁有附帶權利可在任何情況下於本集團任何其他成員公司股東大會上投票之任何類別股本面值10%或以上或該等股本之任何購股權。

於最後可行日期，以下本公司董事亦為擁有根據證券及期貨條例第XV部第2及3分部之條文須向本公司披露之本公司股份或相關股份之權益或淡倉之公司之董事：

共同董事姓名	公司名稱
李澤鉅先生 麥理思先生 甘慶林先生 霍建寧先生 陸法蘭先生	長江實業（集團）有限公司
李澤鉅先生 甘慶林先生 麥理思先生 霍建寧先生 周胡慕芳女士 陸法蘭先生 曹棨森先生	長江基建集團有限公司
李澤鉅先生 甘慶林先生 麥理思先生	Hyford Limited
甘慶林先生 周胡慕芳女士	Interman Development Inc.
陸法蘭先生	Li Ka-Shing Unity Trustcorp Limited
陸法蘭先生	Li Ka-Shing Unity Trustee Company Limited
陸法蘭先生	Li Ka-Shing Unity Trustee Corporation Limited

名稱	身分	普通股股數	佔股權之概約百分比
和記企業有限公司	受控制公司之權益	829,599,612（附註三）	38.87%
和記黃埔有限公司	受控制公司之權益	829,599,612（附註三）	38.87%
長江實業(集團)有限公司	受控制公司之權益	829,599,612（附註四）	38.87%
身為The Li Ka-Shing Unity Trust信託人之Li Ka-Shing Unity Trustee Company Limited	信託人	829,599,612（附註五）	38.87%
身為The Li Ka-Shing Unity Discretionary Trust 信託人之Li Ka-Shing Unity Trustee Corporation Limited	信託人及信託受益人	829,599,612（附註六）	38.87%
身為另一全權信託的信託人之Li Ka-Shing Unity Trustcorp Limited	信託人及信託受益人	829,599,612（附註六）	38.87%
李嘉誠	全權信託之成立人及受控制公司之權益	829,599,612（附註六）	38.87%

附註：

(一) 該等公司乃Hyford Limited（「Hyford」）之直接或間接全資附屬公司，其權益包括在下列(二)項所述Hyford所持829,599,612股本公司股份之同一股份權益內。

(二) 由於長江基建集團有限公司(「長江基建」)間接持有Hyford三分之一以上已發行股本，因此長江基建被視為持有上述(一)項所述829,599,612股本公司股份。其權益包括在下列(三)項所述和記黃埔有限公司(「和記黃埔」)所持之本公司權益內。

(三) 由於Hutchison Infrastructure Holdings Limited (「HIH」)持有長江基建三分之一以上已發行股本，和記企業有限公司持有HIH三分之一以上已發行股本，和記黃埔則持有和記企業有限公司三分之一以上已發行股本，因此和記黃埔被視為持有上述(二)項所述829,599,612股本公司股份。

(四) 由於長江實業(集團)有限公司(「長實」)若干附屬公司持有和記黃埔三分之一以上已發行股本，因此長實被視為持有上述(三)項所述829,599,612股本公司股份。

(五) 由於Li Ka-Shing Unity Trustee Company Limited（「TUT1」）以The Li Ka-Shing Unity Trust(「UT1」)信託人之身分及若干同為TUT1以UT1信託人之身分擁有在其股東大會上行使或控制行使三分之一以上之投票權之相關公司共同持有長實三分之一以上已發行股本，TUT1以UT1信託人身分被視為持有上述(四)項所述之本公司股份權益。

除上文所披露者外，於最後可行日期，董事或最高行政人員概無於本公司或其任何相聯法團之股份、相關股份及債券中擁有根據證券及期貨條例第XV部須知會本公司及聯交所之任何權益或淡倉，或記載於本公司按證券及期貨條例第352條置存之登記冊內之任何權益或淡倉，或根據標準守則須知會本公司及聯交所之任何權益或淡倉。

於最後可行日期，概無任何董事擁有重大權益及對本集團業務而言屬重大而仍然有效之合約或安排。

概無董事於自二零零三年十二月三十一日起由本集團任何成員公司收購或出售或租賃予本集團任何成員公司或建議由本集團任何成員公司收購或出售或租賃予本集團任何成員公司之任何資產中擁有任何直接或間接權益。

3. 於本公司股本之主要股東權益

根據證券及期貨條例第336條而存置之登記冊之記錄及本公司所收到之資料，於最後可行日期，於本公司股份或相關股份中擁有根據證券及期貨條例第XV部之條文須向本公司披露之權益或淡倉之股東（本公司董事或最高行政人員除外）如下：

名稱	身分	普通股股數	佔股權之概約百分比
Interman Development Inc.	實益擁有人	186,736,842（附註一）	8.75%
Venniton Development Inc.	實益擁有人	197,597,511（附註一）	9.26%
Univest Equity S.A.	實益擁有人	279,011,102（附註一）	13.07%
Monitor Equities S.A.	實益擁有人及受控制公司之權益	287,211,674（附註一）	13.46%
Hyford Limited	受控制公司之權益	829,599,612（附註二）	38.87%
長江基建集團有限公司	受控制公司之權益	829,599,612（附註二）	38.87%
Hutchison Infrastructure Holdings Limited	受控制公司之權益	829,599,612（附註三）	38.87%

根據證券及期貨條例，李澤鉅先生身為本公司董事，由於根據上文所述及作為 DT1 及 DT2全權信託之可能受益人及身為長實董事，被視為須就由 TUT1 以 UT1 信託人身分及 TUT1 相關公司持有之長實股份、長實附屬公司持有之和記黃埔股份、和記黃埔附屬公司持有之長江基建股份，以及長江基建附屬公司持有之本公司股份申報權益。雖然李澤楷先生擁有 Unity Holdco 三分之一已發行股本及為DT1及DT2全權信託之可能受益人，惟李澤楷先生並非長實董事，因此根據證券及期貨條例毋須就 TUT1 以 UT1 信託人身分及TUT1 相關公司持有之長實股份申報權益。

(二) 李澤鉅先生按上述(一)項所述被視作持有該等股份，又身為本公司董事，故亦根據證券及期貨條例被視作透過本公司持有本公司相聯法團之股份權益。

下列為本公司相聯法團：

公司名稱	**本公司所佔股權之百分比**
港燈協聯工程有限公司	100
匯英有限公司	100
嘉雲建設有限公司	100
CitiPower I Pty有限公司	50
CitiPower II Pty有限公司	50
CKI Power Development有限公司	50
CKI Power Distribution有限公司	50
CKI Utilities Development有限公司	50
CKI Utilities Holdings有限公司	50
CKI/HEI Electricity Assignment有限公司	50
CKI/HEI Electricity Distribution Holdings (Australia) Pty有限公司	50
CKI/HEI Electricity Holdings (Malaysian) 有限公司	50
CKI/HEI Electricity Distribution Pty有限公司	50
CKI/HEI Electricity Distribution Two Pty有限公司	50
CKI/HEI Power Holdings有限公司	50
CKI/HEI Utilities Distribution有限公司	50
Dunway Investment有限公司	100
ETSA Utilities Finance Pty有限公司	50
Fenning有限公司	100
豐澤廣告有限公司	100
Gusbury Enterprises Incorporation	100
HEI Distribution Finance (Australia) Pty有限公司	100
HEI Electricity Distribution (Malaysian) 有限公司	100
HEI Investment Holdings有限公司	100
HEI Power (Malaysian)有限公司	100
HEI Power Development有限公司	50
HEI Power Distribution有限公司	50
HEI Transmission Finance (Australia) Pty有限公司	100
HEI Utilities (Malaysian)有限公司	100
HEI Utilities Development有限公司	100
HEI Utilities Holdings有限公司	50
HKE International有限公司	100
Hong Kong Electric International Finance (Australia) Pty有限公司	100
Hongkong Electric (Cayman)有限公司	100
香港電燈(天然氣)有限公司	100
Hongkong Electric Finance (Cayman)有限公司	100
Hongkong Electric Finance有限公司	100
香港電燈基金管理有限公司	100
港燈國際有限公司	100
Hongkong Electric International Power (Mauritius)有限公司	100
Kentson有限公司	100
Marregon (No.2) Pty有限公司	50
Marregon Pty有限公司	50
Powercor Australia有限公司	50
Powercor Pty有限公司	50
Powercor Australia LLC	50
Powercor Australia Holdings有限公司	50
Ratchaburi Power有限公司	4.6
Rayong Energy Developments有限公司	100
Riverland Investment有限公司	100
Secan有限公司	20
Sigerson Business Corp.	100
Takako Holdings有限公司	100
香港電燈有限公司	100
Utilities Management Pty有限公司	50

1. 責任聲明

本通函載有就遵照上市規則而提供有關本公司的資料。各董事對本通函所載之資料之準確性共同及個別承擔全部責任，並在作出一切合理查詢後確認，就彼等所深知及所信，本通函並無遺漏任何其他事實，致使本通函所載任何聲明產生誤導。

董事已批准刊發本通函。

2. 董事權益

於最後可行日期，董事於本公司及其相聯法團已發行股本中擁有記載於根據證券及期貨條例第352條置存之登記冊內之權益如下：

		普通股股數					佔股權之
董事姓名	身分	個人	家族	公司	其他	總數	概約百分比
李澤鉅先生	子女或配偶權益及信託受益人	–	151,000	–	829,599,612 (附註一及二)	829,750,612	38.88%
夏佳理先生	受控制公司之權益	–	–	2,011	–	2,011	≃0%
李蘭意先生	實益擁有人	739	–	–	–	739	≃0%

附註：

(一) 該等股份由長江基建集團有限公司(「長江基建」)之若干附屬公司持有。

The Li Ka-Shing Unity Discretionary Trust (「DT1」) 及另一全權信託(「DT2」)之可能受益人包括李澤鉅先生、其妻子與子女，及李澤楷先生。Li Ka-Shing Unity Trustee Corporation Limited (「TDT1」，為DT1之信託人) 及Li Ka-Shing Unity Trustcorp Limited (「TDT2」，為DT2之信託人) 持有若干The Li Ka-Shing Unity Trust (「UT1」) 單位，但此等全權信託並無於該單位信託之任何信託資產物業中具任何利益或股份。Li Ka-Shing Unity Trustee Company Limited (「TUT1」) 以UT1信託人身分及若干同為TUT1以UT1信託人身分擁有在其股東大會上行使或控制行使三分之一以上投票權之相關公司(「TUT1相關公司」)共同持有長江實業(集團)有限公司(「長實」)三分之一以上之已發行股本。而長實若干附屬公司合共持有和記黃埔有限公司(「和記黃埔」)三分之一以上之已發行股本。而和記黃埔一間附屬公司，持有長江基建三分之一以上已發行股本。

TUT1及DT1與DT2信託人之全部已發行股本由Li Ka-Shing Unity Holdings Limited (「Unity Holdco」) 擁有。李嘉誠先生、李澤鉅先生及李澤楷先生各自擁有Unity Holdco三分之一全部已發行股本。TUT1擁有長實之股份權益只為履行其作為信託人之責任及權力而從事一般正常業務，並可以信託人身分獨立行使其持有長實股份權益之權力而毋須向Unity Holdco或上文所述之Unity Holdco股份持有人李嘉誠先生、李澤鉅先生及李澤楷先生徵詢任何意見。

- 貴公司所承擔有關倘終止Blackwater收購協議按比例分佔應付違約金之承諾及責任（2,782,020英鎊（38,948,280港元））、按比例分佔　貴公司將須承擔於最後可行日期有關Blackwater收購協議之成本及開支約12,000,000港元，及　貴公司根據Alpha收購協議所承擔財務融資之賠償保證項下最多達15,000,000英鎊（210,000,000港元）19.9%之責任，佔長江基建根據Blackwater收購事項經公平磋商釐定之承諾及責任之按比例部份。

根據該等主要因素及理由，吾等之結論為：

－　由於　貴公司已有一段時間一直物色機會以於香港以外地區拓展其業務及由於　貴公司已研究英國能源市場一段時間，故訂立Alpha收購協議透過Alpha認購Gas Network 19.9%權益乃與　貴集團之整體企業策略一致；

－　由於　貴公司與長江基建過往合作之經驗及由於長江基建為多元化之基建投資公司，故雙方應可透過其於Gas Network之共同擁有權及投資機會發揮對方之優勢，這將對雙方均屬有利；

－　就Alpha股份應付之代價1.00港元為充份之代價，足夠使Alpha收購協議在法律上有效及具約束力，而董事認為有關代價屬公平合理，且符合　貴公司及股東之利益；及

－　董事確認，　貴公司因其於Gas Network之19.9%間接權益將須承擔之責任乃按比例佔長江基建根據Blackwater收購事項經公平磋商後所釐定者之19.9%，並認為將須承擔之責任屬公平合理，且符合　貴公司及股東之利益。

根據該等結論，吾等認為Alpha收購事項及附屬交易之條款及條件乃於　貴集團之日常及一般業務過程中按正常商業條款訂立、屬公平合理，且符合　貴公司及股東之整體利益。因此，吾等建議獨立董事委員會推薦獨立股東於二零零四年十二月十四日（星期二）上午十一時三十分召開之股東特別大會上投票贊成Alpha收購事項及附屬交易。

此致

獨立董事委員會及
獨立股東　台照

代表
里昂證券資本市場有限公司
董事總經理
Tim Ferdinand
謹啟

二零零四年十一月二十六日

誠如董事會函件所述及董事所確認，於Alpha收購事項及Blackwater收購事項完成後， 貴公司於Gas Network之權益將少於20%，故此，Gas Network及Blackwater將於 貴公司之財務報表中被視作一項投資。

誠如董事會函件所述，由於Alpha收購事項之代價及Alpha按比例分佔Blackwater收購事項之應付代價將由 貴公司之內部現金資源及／或銀行借款撥付，故董事認為將不會對 貴公司每股有形資產淨值有任何影響，而吾等獲悉，根據Alpha收購事項及Blackwater收購事項之完成， 貴集團之有形資產淨值將不會受到重大影響。

董事已確認，根據 貴集團截至二零零三年十二月三十一日止財政年度之經審核財務報表，淨資產負債比率約為37%。董事亦已確認，於Alpha收購事項及Blackwater收購事項完成後， 貴集團之最高淨資產負債比率將增加4%(假設以約104,276,000英鎊(1,459,864,000港元)認購Gas Network股本中之新股之19.9%乃全部由銀行借款撥付)。吾等同意董事對Alpha收購事項對有關淨資產負債比率之影響之觀點。誠如董事會函件所述，該認購將以 貴公司之內部現金資源及／或銀行借款履行及撥付。此外，吾等亦與董事一致認為隨著Alpha收購事項及Blackwater收購事項之完成而於二零零六年收取Blackwater之股息， 貴集團於二零零六年之盈利可預期獲得提升。

結論及意見

在達致吾等之意見時(根據本函件開首所載之基準)，吾等已考慮下列主要因素及理由：

- Alpha收購事項及Blackwater收購事項之背景；

- 與長江基建訂立Alpha收購協議之理由；及

- Alpha收購協議之主要條款包括：

  - 代價1.00港元；

  - Alpha按約104,276,000英鎊(1,459,864,000港元)認購Gas Network股本中之股份，佔長江基建根據Blackwater收購事項公平磋商之原代價之按比例部份；及

4.3 Alpha完成之條件

誠如董事會函件所述，Alpha完成須待長江基建股東於長江基建股東特別大會上批准(i)Blackwater收購協議及Gas Network股東協議項下擬進行之交易；及(ii)Alpha收購協議項下所述之出售Alpha股份後，方可作實。

Alpha完成須待獨立股東於　貴公司股東特別大會上批准(i)Alpha收購事項；及(ii)Alpha收購協議與Gas Network股東協議項下擬進行之相關交易及事宜後，方可作實。任何一方不得豁免任何條件。倘Alpha條件未能於二零零五年八月三十日前獲達成，Alpha收購協議將自動終止，其詳情載於董事會函件第2.4節。

經考慮(i)支付1.00港元作為使Alpha收購協議合法生效及具約束力之足夠代價；(ii)Alpha認購Gas Network之股份將按比例即19.9%分佔長江基建根據Blackwater收購事項磋商之原有代價，及(iii)　貴公司根據Alpha收購協議承擔之財務責任及其他責任為按比例即19.9%分佔長江基建根據Blackwater收購事項之責任後，吾等與董事一致認為Alpha收購事項之代價、　貴公司承擔之承諾及責任以及Alpha收購協議之條款乃符合　貴公司及股東之利益，且就　貴公司及有關股東整體而言屬公平合理。請同時參閱上文第3節所載吾等就Blackwater收購事項之公平性之分析。

5. 貴集團之財務影響

誠如　貴公司截至二零零三年十二月三十一日止財政年度之年報所述，　貴公司持有現金為459,000,000港元，而董事已向吾等確認(i)認購Gas Network新股之財務責任104,276,000英鎊(1,459,864,000港元)、(ii)倘Blackwater收購協議終止，按比例應付違約金2,782,020英鎊(38,948,280港元)、(iii)於最後可行日期　貴公司就Blackwater收購協議按比例承擔之成本及開支約12,000,000港元，及(iv)　貴公司根據Alpha收購協議所承擔之財務協議項下之賠償保證之責任最多為15,000,000英鎊(210,000,000港元)之19.9%，將由於　貴公司之充裕財務狀況及有足夠銀行信貸額而可支付。

誠如董事會函件所述，於Alpha完成時或之前， 貴公司亦將訂立可能所需之協議，以（其中包括）承擔長江基建根據Gas Network股東協議有關Alpha之責任及承諾之所有責任。其中包括 貴集團將與Alpha、Able Venture、Goldia、長江基建、基金會、UUO、UUCS、9.9%買方及DeAM訂立重訂Gas Network股東協議。重訂Gas Network股東協議之進一步詳情載於董事會函件第4節。

由Alpha收購協議日期至Blackwater完成期間， 貴公司將就資助Gas Network及就其收購Blackwater全部已發行股本提供可能合理所需之承諾及訂立有關承擔，惟Gas Network所有其他股東亦須同意作出類似承諾或訂立類似承擔。 貴公司分佔任何該等承諾或承擔之比例將不會超過有關總貨幣金額（為該等承擔及承諾之金額）之19.9%。

誠如董事會函件所述，在董事會函件第3.3節及上文第3節所述之情況下，倘終止Blackwater收購協議，則Gas Network須向Transco支付為數13,980,000英鎊（195,720,000港元）之違約金。Alpha已於Gas Network股東協議中承諾，倘Blackwater收購協議終止，其將透過認購Gas Network股本中之新股而提供相當於該金額之19.9%，使Gas Network能夠支付違約金。長江基建亦已於Gas Network股東協議中承諾，促使Alpha遵行該責任。該責任將由 貴公司承擔。

於Alpha完成時或之前， 貴公司亦將簽立向Transco發出之承諾書（「**Transco承諾書**」）。根據Transco承諾書，倘因Blackwater收購協議終止而導致產生根據Blackwater收購協議Gas Network須負上支付Gas Network成本貢獻（定義見董事會函件）之責任，則 貴公司將向Transco承諾促使Alpha以現金合共2,782,020英鎊（38,948,280港元）按面值認購Gas Network每股面值1英鎊（14港元）之股份，以使Gas Network能支付上一段所述之違約金。然而，倘Blackwater收購協議乃因長江基建未能取得所需之長江基建股東批准而終止，則 貴公司將毋須承擔促使Alpha就此認購Gas Network股份之責任。

4. Alpha收購事項之主要條款

於二零零四年九月十日，長江基建與　貴公司訂立協議，據此長江基建同意促使出售而　貴公司同意購入，或促使其全資附屬公司購入Alpha之全部已發行股本，代價為1.00港元，將須於Alpha完成時以現金支付。Alpha為長江基建新成立之全資間接附屬公司，擁有Gas Network已發行股本之19.9%。Gas Network已同意收購Transco新成立之全資附屬公司Blackwater，Blackwater將於分拆協議完成時擁有現時由Transco經營之網絡業務。

4.1 代價

誠如董事所確認，1.00港元之代價為充份之代價，並足夠使Alpha收購協議在法律上有效及具約束力。董事進一步確認，彼等認為代價屬公平合理，且符合　貴公司及股東之整體利益。

根據Alpha收購協議，　貴公司將承擔長江基建有關Alpha之若干責任。於Alpha完成後，　貴公司將承擔長江基建就Blackwater收購事項之若干責任，包括(其中包括)有關Gas Network及長江基建之責任之若干賠償保證責任。

4.2 貴公司之承諾

誠如董事會函件所述，Alpha須於Blackwater完成時為其按比例分佔Gas Network須支付之Blackwater代價提供資金。因此，於Blackwater完成前，Alpha將認購Gas Network股本中約104,276,000英鎊(1,459,864,000港元)之新股，佔Gas Network於Blackwater完成時須支付之Blackwater代價約19.9%。

根據Gas Network股東協議，長江基建已承諾促使Alpha遵行其認購Gas Network股本中 之新股(金額約為104,276,000英鎊(1,459,864,000港元)，佔Gas Network於Blackwater完成時須支付之Blackwater代價之約19.9%)之責任。長江基建之該項承諾將於Alpha完成時由　貴公司承擔，而誠如董事會函件所述，該項承諾將由　貴公司以內部現金資源及／或銀行借款撥付。

其他責任

誠如董事會函件所述，於Alpha完成時， 貴公司亦將承擔以下有關Blackwater收購事項之責任：

(a) 按比例即19.9%承擔Gas Network及長江基建須支付之所有成本及開支。於最後可行日期， 貴公司就有關Blackwater收購事項將須承擔之該等成本及開支估計約為12,000,000港元，並就此向長江基建提供賠償保證。

(b) 根據財務協議，Goldia、UUCS及長江基建已同意向財務協議若干其他訂約方就彼等因該等財務融資或財務協議而可能產生或蒙受之任何合理虧損、成本、索償、債務或開支提供最高達15,000,000英鎊（210,000,000港元）之賠償保證。 貴公司已同意按比例即19.9%承擔有關責任。

誠如董事所確認，由於上文所述 貴公司承擔之責任乃按比例（19.9%）計算，而該等責任乃長江基建於公平之競投過程（Gas Network獲選為網絡業務之優先投標者）後根據Blackwater收購事項而磋商所得，吾等與董事一致認為 貴公司因Alpha收購協議將予承擔之責任對 貴公司及股東整體而言屬公平合理。

3.3 Blackwater完成之條件

誠如董事會函件所述，Blackwater完成須待若干先決條件達成或獲批准豁免後方可作實。該等先決條件包括管理局已就向Gas Network出售Blackwater股份發出同意書，原因為Blackwater之氣體輸送商牌照載有若干有關可能獲轉讓Blackwater股份之人士類別之限制。

此外，誠如董事會函件所述，Blackwater收購協議須待取得長江基建股東之批准後方可作實。倘於二零零五年八月二十九日或之前未能落實Blackwater完成，則Blackwater收購協議將告終止，有關詳情載於董事會函件第3.4節。

根據Blackwater代價524,000,000英鎊（7,336,000,000港元）及網絡業務截至二零零三年三月三十一日止財政年度之EBITDA 77,000,000英鎊（1,078,000,000港元），收購事項之股價／EBITDA倍數為6.8x，與下文可資比較項目之股價／EBITDA倍數之平均數相符。

公司	國家	市值（本地，百萬元）	市值（百萬美元）	股價／EBITDA（年終）
Centrica PLC	英國	9,310 英鎊	17,330	6.2x
Gas Natural SDG SA	西班牙	9,417 歐元	12,310	7.0x
Enagas	西班牙	2,352 歐元	3,074	5.4x
Mainova AG	德國	1,521 歐元	1,988	9.7x
Fluxys-D	比利時	1,237 歐元	1,617	不適用
Azienda Mediterran Gas Acqua SpA	意大利	498 歐元	651	4.8x
International Energy Group Plc	英國	138 英鎊	256	6.4x
ACSM Como SPA	意大利	93 歐元	122	3.0x
Gasanstalt Kaiserslautern AG	德國	85 歐元	112	不適用
Compagnie Industrielle et Commerciale du Gaz SA	瑞士	53 瑞士法郎	45	8.7x
Societe DU Gaz de la Plaine DU Rhone SA	瑞士	45 瑞士法郎	39	10.2x
			平均數	**6.8x**
			最高	**10.2x**
			最低	**3.0x**

資料來源：彭博，二零零四年十一月十八日

鑑於上述分析及由於Alpha認購Gas Network股本19.9%而應付之代價約104,276,000英鎊（1,459,864,000港元）乃按照根據Blackwater收購協議所付代價淨額524,000,000英鎊（7,336,000,000港元）之19.9%計算，吾等與董事一致認為代價屬公平合理，且符合　貴公司及股東之整體利益。

3.2 *貴公司之承諾*

違約金

誠如董事會函件所述，根據Gas Network股東協議，倘終止Blackwater收購協議，在若干情況下Gas Network須向Transco支付為數13,980,000英鎊（195,720,000港元）之違約金。董事確認，由長江基建及UUCS經公平磋商後釐定之違約金乃根據原現金代價1,398,000,000英鎊（19,572,000,000港元）之1%計算。長江基建已承諾促使Alpha遵行該責任，而該項責任亦將於Alpha完成時由　貴公司承擔。吾等與董事一致認為該違約金就　貴公司及股東而言屬公平合理。

其正徵求英國八個地區氣體分銷網絡之其中五個之指示性邀約。於成功競投後，Gas Network獲選為網絡業務之優先投標人。於二零零四年八月三十一日，Gas Network、Transco及Blackwater訂立Blackwater收購協議，據此Gas Network有選擇權要求Transco向其出售及Transco有選擇權要求Gas Network向其購入Blackwater股份（即Blackwater之全部已發行股本）。

3.1 代價

Blackwater代價為1,393,700,000英鎊（19,511,800,000港元）減去集團內部間之負債。集團內部間之負債預期約為870,000,000英鎊（12,180,000,000港元），將以Blackwater透過財務協議產生之外來銀行融資支付。因此，Blackwater代價預期約為524,000,000英鎊（7,336,000,000港元），此金額將按股東各自於Gas Network持股量之比例以Gas Network之股東資本及外來銀行借款支付。

誠如董事所確認，Blackwater代價乃於NGT及其顧問Rothschild及摩根史丹利進行競爭性拍賣後由長江基建與Transco經公平磋商後釐定。長江基建董事相信，Blackwater收購事項之條款屬公平合理，且符合長江基建股東之整體利益。董事亦相信，Blackwater收購事項之條款屬公平合理，且符合　貴公司及股東之整體利益。

為分析根據Blackwater收購協議收購Blackwater應付之代價淨額（扣除集團內部間之負債後）約524,000,000英鎊（7,336,000,000港元）對　貴公司及股東而言是否公平合理，及鑑於缺乏交易倍數，吾等已分析可資比較上市公司於二零零四年十一月十八日之股價／EBITDA（股價／未計利息、稅項、折舊及攤銷前之盈利）倍數（統稱「可資比較項目」）。所有金融可資比較項目分析一般會使用股價／EBITDA分析。吾等可透過利用EBITDA集中留意一間公司之經營現金流量，從而提供一項有意義之比較項目，以消除對所選取不同公司之債務架構、稅務架構、固定資產基礎及攤銷假設有異所帶來之影響。由於網絡業務主要於英國從事自然氣輸送及分銷系統，故此所選擇之可資比較項目均為可代表上市西歐氣體分銷商，且吾等認為可代表經營與網絡業務可資比較之業務之公司。

2. 與長江基建訂立Alpha收購協議之理由

誠如董事會函件所披露，長江基建為多元化之基建投資公司，主力發展、投資及經營基建業務。其現時於香港、中國內地、澳洲、英國、加拿大及菲律賓均擁有投資。其為本公司已發行股本約38.87%之合法及實益擁有人。長江基建亦為和黃之附屬公司，和黃持有長江基建已發行股本約84.6%。和黃及其附屬公司經營與投資五項核心業務，包括港口及相關服務、電訊、地產及酒店、零售及製造，以及能源、基建、財務及投資。誠如長江基建截至二零零三年十二月三十一日止財政年度之年報所述，長江基建集團錄得純利33億港元及持有現金72億港元。

誠如　貴公司截至二零零三年十二月三十一日止財政年度之年報所述，　貴集團之主要業務為發電及電力供應。誠如董事所確認，　貴公司亦在澳洲若干電力相關業務中為長江基建之夥伴：

— 自一九九九年十二月起，南澳洲之ETSA Utilities；

— 自二零零零年八月起，維多利亞省之Powercor；及

— 自二零零二年七月起，維多利亞省之Citipower。

由於長江基建與　貴公司過去曾於多項合營項目合作，彼等成功合作之經驗令　貴公司成為Alpha股份最適合之買家。誠如董事會函件所述，於Alpha收購協議、Blackwater收購協議、9.9%銷售協議及分拆協議各自完成後，　貴公司、長江基建及9.9%買方各自將分別直接或間接（視情況而定）擁有Gas Network之19.9%、40%及9.9%股權。

鑑於　貴集團於發電及電力輸配之豐富經驗及長江基建集團於發展、投資及經營基建業務之豐富經驗，吾等與董事一致認為，雙方將透過其於Gas Network（於Blackwater收購事項完成時將間接擁有網絡業務全部權益）之共同擁有權及投資機會發揮對方之優勢，這將對雙方均屬有利。

3. Blackwater收購事項

誠如董事會函件所述，NGT透過其全資附屬公司Transco擁有、經營及開發英國主要部分之天然氣輸送及分配系統。NGT於二零零三年十二月公開宣佈，

本函件僅供獨立董事委員會作考慮Alpha收購事項及附屬交易之用，而除載入通函內及供通函所載獨立董事委員會函件提述外，未經吾等之事先書面同意前，不得引用或提述本函件全文或部份，亦不得將本函件用作任何其他用途。

里昂證券為根據證券及期貨條例之持牌證券顧問及機構融資顧問，而吾等連同吾等之聯屬公司提供全面投資銀行及經紀服務，在一般買賣活動中可能會不時為吾等本身及客戶之賬戶進行交易並持有 貴公司、其附屬公司或其主要股東(定義見上市規則)，或長江基建、其附屬公司或其主要股東(定義見上市規則)之證券(包括衍生證券)。里昂證券將就提供此意見而獲 貴公司支付費用。 貴公司亦已同意向里昂證券及若干有關人士償付有關此項委聘之負債及費用。

主要考慮因素

於考慮Alpha收購事項及附屬交易之條款及條件是否於 貴集團之日常及一般業務過程中按一般商業條款訂立，及就 貴公司及股東整體而言是否屬公平合理及符合彼等之利益時，吾等曾考慮(其中包括)下列因素：

1. 進行Alpha收購事項之背景

誠如董事會函件所述， 貴公司已有一段時間一直物色機會以於香港以外地區拓展其業務。董事確認， 貴公司已研究英國能源市場一段時間，而英國氣體分銷業務在透明及穩定之監管環境下經營，現金流量能夠預測。因此，Alpha收購事項為 貴公司提供首次進軍此市場之機會。

誠如董事會函件所述，長江基建現時(並於訂立Blackwater收購協議時)有意於Blackwater完成前轉售其於Blackwater之部份權益，致其於Blackwater之權益將少於50%。

誠如董事會函件所述，董事相信Alpha收購事項符合 貴公司及股東之整體利益，而Alpha收購協議之條款就 貴公司及有關股東整體而言屬公平合理。

鑑於上述者，吾等注意到Alpha收購事項符合 貴集團之整體企業策略。

事，故彼等將不會獲委任為獨立董事委員會之成員。因此，僅佘頌平先生獲委任為獨立董事委員會之唯一成員，以就決議案向獨立股東提供意見。

於達致吾等有關Alpha收購事項及附屬交易之意見時，吾等乃依賴董事及　貴公司代表提供之資料、意見及事實以及作出之陳述(包括通函內所載或所述者)。吾等假設所有該等資料、意見、事實及陳述(吾等獲董事及　貴公司代表提供者，而彼等須就此承擔全部責任)在各重大方面均屬真確。吾等亦依賴若干公開資料，吾等假設該等資料均屬準確可靠，而吾等並無對該等資料之準確性進行獨立核實。此外，吾等依賴董事之陳述，指彼等已作出一切合理查詢，而就彼等所深知及確信，概無遺漏任何事實，致使通函所載任何內容失實或有所誤導。吾等亦假設，通函所作出或所述之內容及陳述於作出時以至通函寄發日均屬準確。

吾等認為，吾等已審閱充份資料，以達致有關Alpha收購事項及附屬交易之知情觀點及支持吾等依賴通函所提供資料之準確性，並作為吾等之意見提供合理基礎。就Alpha收購事項及附屬交易之商業可行性提供意見仍為董事之責任，並不屬於吾等之職權範圍內。作為獨立董事委員會及獨立股東之獨立財務顧問，吾等並無參與有關Alpha收購事項及附屬交易之條款及條件之磋商。吾等有關其條款及條件之意見乃基於Alpha收購事項及附屬交易之訂約各方將按照其條款及條件全面履行其須履行之一切責任之假設而作出。此外，吾等並無理由懷疑吾等所獲提供資料及表達意見遺漏任何重大事實或資料或遭隱瞞，亦無理由懷疑　貴公司、其董事及代表向吾等所提供資料、事實及陳述之真實性、準確性及完整性或彼等向吾等所表達意見之合理性。然而，吾等並無獨立核實　貴公司、其董事及代表向吾等所提供之資料、作出之陳述及表達之意見，亦無對　貴集團業務狀況或資產與負債進行任何形式之獨立調查。因此，吾等並不保證任何該等資料之準確性或完整性。

吾等之意見必須以已存在並可予評估之市場、經濟或其他狀況以及吾等於本意見日期所獲之公開資料為基礎。吾等並無責任更新此意見，以計入於本意見送達獨立董事委員會日期後發生之事件。因此，於Alpha收購事項及附屬交易完成前可出現倘吾等於達致意見時獲悉則將改變吾等之意見之情況。

於簽立Alpha收購協議後，長江基建、Able Venture及9.9%買方於二零零四年十一月十二日訂立9.9%銷售協議，據此Able Venture同意出售而9.9%買方同意購入9.9%待售股份。於Alpha收購協議、Blackwater收購協議、9.9%銷售協議及分拆協議各自完成後，貴公司、長江基建及9.9%買方各自將分別直接或間接(視情況而定)擁有Gas Network之19.9%、40%及9.9%權益。

根據Alpha收購協議，貴公司將須承擔若干長江基建有關Alpha之責任。於Blackwater收購事項完成前，Alpha將認購Gas Network股本中約104,276,000英鎊(1,459,864,000港元)之新股，將佔Gas Network於Blackwater收購事項完成時須支付之代價淨額約19.9%。認購款項將以貴公司之內部現金資源及／或銀行借款撥付。

Alpha已於Gas Network股東協議中承諾，倘Gas Network須向Transco支付為數13,980,000英鎊(195,720,000港元)之違約金，則其將認購相當於該違約金19.9%之Gas Network股份，使Gas Network能夠支付違約金。長江基建亦已於Gas Network股東協議中承諾，促使Alpha遵行該責任。長江基建該項責任亦將於Alpha完成時由貴公司承擔。

於Alpha完成時，貴公司將承擔若干長江基建有關Blackwater收購事項之其他責任，包括(除其他事宜外)若干有關Gas Network及長江基建責任之賠償保證。

於最後可行日期，長江基建為貴公司已發行股本約38.87%之合法及實益擁有人，因此亦為貴公司之主要股東，而其及其聯繫人士為貴公司之關連人士(定義見上市規則)。Alpha收購事項及附屬交易構成上市規則項下貴公司之須予披露及關連交易，因此須(其中包括)經獨立股東批准。

任何於Alpha收購事項及附屬交易中擁有重大權益之關連人士，以及任何其他於Alpha收購事項及附屬交易中擁有重大權益之股東及彼等各自之聯繫人士須就決議案放棄投票。鑑於長江基建於Alpha收購事項及附屬交易中之權益，長江基建及其聯繫人士(擁有貴公司股份之權益)須就決議案放棄投票。下列董事麥理思先生、霍建寧先生、曹棨森先生、周胡慕芳女士、甘慶林先生、李澤鉅先生及陸法蘭先生(彼等亦為長江基建之董事)及彼等之聯繫人士(擁有貴公司股份之權益)亦將就決議案放棄投票。誠如董事會函件所述，由於黃頌顯先生及Holger Kluge先生(三名獨立非執行董事之其中兩名)亦為和黃(長江基建為其附屬公司)之獨立非執行董

以下為獨立財務顧問里昂證券向獨立董事委員會及獨立股東發出有關根據Alpha收購協議、附屬交易、Gas Network股東協議及重訂Gas Network股東協議進行Alpha收購事項之函件全文，乃為載入本通函而編製。

CLSA
亞太區市場

敬啟者：

須予披露及關連交易

收購
ALPHA CENTRAL PROFITS LIMITED

謹此提述吾等之委聘，據此，里昂證券資本市場有限公司(「里昂證券」)獲委任為獨立財務顧問，以向獨立董事委員會及獨立股東就有關　貴公司或其代名人收購Alpha全部已發行股本及Alpha收購協議、Gas Network股東協議及重訂Gas Network股東協議項下擬進行之有關聯交易及事項(分別為「Alpha收購事項」及「附屬交易」)之條款及條件(其詳情載於下文)是否於　貴集團之日常及一般業務過程中按一般商業條款訂立，及就　貴公司及股東整體而言是否屬公平合理及符合彼等之利益提供意見。

本函件乃為載入　貴公司於二零零四年十一月二十六日向其股東刊發之通函(「通函」)而編製。除文義另有指明外，本函件所用詞彙與通函所界定者具有相同涵義。

於二零零四年九月十日，長江基建與　貴公司訂立Alpha收購協議，據此長江基建同意促使出售而　貴公司同意購入，或促使其全資附屬公司以代價1.00港元購入Alpha全部已發行股本。Alpha為長江基建新成立之全資間接附屬公司，擁有Gas Network已發行股本之19.9%。根據Blackwater收購協議，Gas Network已有條件同意購入Transco新成立之全資附屬公司Blackwater，而Blackwater將於分拆協議完成時擁有現時由Transco於英國經營之網絡業務。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.
（於香港註冊成立之有限公司）
（股份代號：006）

獨立董事委員會：
佘頌平先生

註冊辦事處：
香港
堅尼地道44號

敬啟者：

須予披露及關連交易

收購
ALPHA CENTRAL PROFITS LIMITED

本人謹此提述通函，本函件為其中部份。除文義另有所指外，本函件所用詞彙與通函所界定者具有相同涵義。

獨立董事委員會已經成立，以就其認為Alpha收購事項及附屬交易是否符合本公司及獨立股東之整體利益，以及Alpha收購協議及附屬交易之條款對有關獨立股東整體而言是否公平合理向獨立股東提供意見。里昂證券已獲委任為獨立董事委員會及獨立股東之獨立財務顧問。

謹請　閣下垂注載於本通函第8至第25頁之董事會函件及載於本通函第27至第39頁之里昂證券意見函件，兩份函件均提供Alpha收購事項、Alpha收購協議及附屬交易之詳情。

經考慮Alpha收購事項及附屬交易、Alpha收購協議、Gas Network股東協議、重訂Gas Network股東協議、里昂證券之意見及董事會函件所載之有關資料，本人認為，Alpha收購事項及附屬交易乃符合本公司及獨立股東之整體利益，而Alpha收購協議、Gas Network股東協議及重訂Gas Network股東協議之條款就有關獨立股東整體而言乃屬公平合理。

因此，本人建議獨立股東投票贊成將於股東特別大會上提呈為普通決議案之決議案。

此致

列位獨立股東　台照

香港電燈集團有限公司
獨立董事委員會
佘頌平
謹啟

二零零四年十一月二十六日

隨函附奉股東特別大會適用之委派代表書。無論　閣下能否出席股東特別大會或任何續會，敬請將隨附之委派代表書按其印備之指示填妥，且無論如何於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港堅尼地道44號。填妥及交回隨附之委派代表書後，　閣下仍可依願親身出席股東特別大會或任何續會並於會上投票。

14. 其他資料

務請垂注本通函附錄所載之其他資料。

此致

列位獨立股東　台照
及長江基建及其聯繫人士　參照

承董事會命
香港電燈集團有限公司
主席
麥理思

二零零四年十一月二十六日

下列董事麥理思先生、霍建寧先生、曹棨森先生、周胡慕芳女士、甘慶林先生、李澤鉅先生及陸法蘭先生（彼等亦為長江基建之董事）及彼等之聯繫人士亦將就決議案放棄投票。

由於黃頌顯先生及Holger Kluge先生（三名獨立非執行董事之其中兩名）亦為和黃（長江基建為其附屬公司）之獨立非執行董事，故彼等將不會獲委任為獨立董事委員會之成員。

因此，僅余頌平先生獲委任為獨立董事委員會之唯一成員，以就決議案向獨立股東提供意見。

12. 推薦建議

吾等相信，Alpha收購事項及附屬交易符合本公司及股東之整體利益，而Alpha收購協議及附屬交易就有關股東整體而言屬公平合理。

因此，吾等建議股東投票贊成將於股東特別大會上提呈為普通決議案之決議案。

根據上市規則，本公司須成立獨立董事委員會，以就Alpha收購事項及附屬交易向獨立股東提供意見。里昂證券已獲委任為獨立董事委員會及獨立股東就此之獨立財務顧問。因此，謹請　閣下垂注本通函第26頁所載之獨立董事委員會函件，當中載有其致獨立股東之推薦建議，而里昂證券之意見函件全文載於本通函第27至第39頁，當中載有其致獨立董事委員會及獨立股東之意見。

經考慮里昂證券之意見後，獨立董事委員會認為，Alpha收購事項及附屬交易符合本公司及獨立股東之整體利益，而Alpha收購協議之條款就有關獨立股東整體而言屬公平合理。因此，獨立董事委員會建議獨立股東投票贊成將於股東特別大會上提呈之決議案。

13. 股東特別大會

股東特別大會謹訂於二零零四年十二月十四日（星期二）上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行，以考慮及酌情通過決議案為普通決議案，召開大會之通告載於第48至第49頁。

於二零零四年三月三十一日，網絡業務之受管制資產值為1,207,000,000英鎊(16,898,000,000港元)。

NGT(Transco為其全資附屬公司)之股份於倫敦證券交易所及紐約證券交易所上市，為一間國際能源傳送業務公司，主要經營受管制之電力及氣體業務。NGT擁有及經營英國英格蘭及威爾斯之高壓電力傳送網絡，以及英國天然氣輸送系統。就董事於作出一切合理查詢後所深知、所得資料及確信：

(a) Transco與NGT及彼等各自之最終實益擁有人均為獨立於本公司及本公司之關連人士(定義見上市規則)之第三者；及

(b) Transco與NGT及彼等各自之最終實益擁有人並非本公司之關連人士(定義見上市規則)。

有關網絡業務之進一步詳情(包括財務資料)可見於長江基建通函。

10. ALPHA收購事項之財務影響

由於Alpha收購事項之代價及Alpha按比例分佔Blackwater收購事項應付之代價將以本公司之內部現金資源及／或銀行借款撥付，故董事認為於收購事項完成後將不會對本公司每股有形資產淨值有任何影響，惟本集團之負債資產比率將會輕微增加。Blackwater收購事項後，本集團之盈利將因收取Blackwater發放之股息而增加。

11. 一般事項

根據上市規則，Alpha收購事項及附屬交易構成本公司之須予披露及／或關連交易，並將須(其中包括)於股東特別大會上取得獨立股東之批准。

任何於Alpha收購事項及附屬交易中擁有重大權益之關連人士，以及任何其他於Alpha收購事項及附屬交易中擁有重大權益之股東及彼等各自之聯繫人士須就決議案放棄投票。

長江基建持有本公司全部已發行股本約38.87%。長江基建因持有該股權而成為本公司之主要股東(定義見上市規則)，並因而被視作為本公司之關連人士(定義見上市規則)。長江基建及其聯繫人士將就決議案放棄投票。就董事於作出一切合理查詢後所深知、所得資料及確信，於最後可行日期，長江基建及該等聯繫人士各自有權就其於本公司之股份之投票權行使控制權。

8. 有關長江基建之資料

長江基建為多元化之基建投資公司，目前主力發展、投資及經營基建業務。其現時於香港、中國內地、澳洲、英國、加拿大及菲律賓均擁有投資。其持有本公司已發行股本約38.87%。

長江基建亦為和黃之附屬公司，和黃持有長江基建已發行股本約84.6%。和黃及其附屬公司經營與投資五項核心業務，包括港口及相關服務、電訊、地產及酒店、零售及製造，以及能源、基建、財務及投資。

9. 有關ALPHA、BLACKWATER及網絡業務之資料

於Alpha完成後，本公司或其代名人將擁有Alpha股份(即Alpha之全部已發行股本)。Alpha為長江基建新成立之全資間接附屬公司，擁有Gas Network已發行股本之19.9%。於Blackwater完成後，Blackwater將成為Gas Network之全資附屬公司。

網絡業務之資產包括：

(a) 由英國國家氣體輸送網絡運送氣體至網絡區域內客戶物業所需之管道基建設施，包括約36,000公里之氣體分配管道；

(b) 經營該網絡所使用之物業、貨倉及車隊；

(c) 經營該網絡所需之合約、知識產權、政策、程序及牌照；及

(d) 擁有英國氣體運輸業豐富知識及具備經營氣體分銷網絡豐富經驗之網絡管理隊伍。

網絡業務之服務地區由蘇格蘭邊界向南伸延至南約克郡，覆蓋該區之東面及西面海岸線。區內有大城市(紐卡素、米杜士堡、列斯及巴拉福特)以及包括北約克郡及坎伯裡亞郡在內之重要郊區，人口總數約670萬。

因列斯正發展為一重要之地區金融及商業中心、泰恩河沿岸地區正在迅速發展及北海沿岸擁有大量大型工業客戶，故令該區受惠。

截至二零零四年三月三十一日止財政年度，網絡業務之除税及利息前經營溢利(經按香港公認會計原則調整後)為137,600,000英鎊(1,926,400,000港元)。截至二零零三年三月三十一日止年度之比較數字為104,800,000英鎊(1,467,200,000港元)。

6. 理由及利益

本集團之主要業務為發電及將電力輸送及分配至香港島。本公司已有一段時間一直物色機會於香港以外地區拓展其業務。本公司已研究英國能源市場一段時間，而Alpha收購事項為本公司提供首次進軍該市場之機會。

長江基建現時(並於訂立Blackwater收購協議時)有意於Blackwater完成前轉售其於Blackwater之部份權益，致其於Blackwater之權益將少於50%。長江基建與本公司過去曾於多項合營項目合作，而根據過往成功合作之經驗，本公司為Alpha股份最適合之買家。於Alpha收購事項及Blackwater收購事項完成後，本公司將持有Blackwater之19.9%間接權益，而長江基建則保留於Blackwater之49.9%間接權益。於Alpha收購事項、Blackwater收購事項及9.9%銷售完成後，本公司、長江基建及9.9%買方將分別持有Blackwater19.9%、40%及9.9%間接權益。

吾等相信Alpha收購事項符合本公司及股東之整體利益，而Alpha收購協議之條款就有關股東整體而言屬公平合理。

7. 有關本公司之資料

本公司為於香港註冊成立之有限公司，其股份於聯交所上市。其主要業務為發電及將電力輸送及分配至香港島。

截至二零零三年十二月三十一日止年度，經審核綜合營業額、經審核綜合除稅前溢利、經審核綜合除稅後溢利及經審核綜合股東應佔溢利分別約為11,250,000,000港元、7,635,000,000港元、5,924,000,000港元及6,057,000,000港元。截至二零零二年十二月三十一日止年度之比較數字分別約為11,605,000,000港元、7,840,000,000港元、6,636,000,000港元及6,624,000,000港元。

截至二零零四年六月三十日止六個月，未經審核綜合營業額、未經審核綜合除稅前溢利、未經審核綜合除稅後溢利及未經審核綜合股東應佔溢利分別約為5,327,000,000港元、3,335,000,000港元、2,709,000,000港元及2,228,000,000港元。

於本通函日期，本公司董事會包括執行董事麥理思先生、霍建寧先生、曹棨森先生、甄達安先生、甘慶林先生、李蘭意先生、李澤鉅先生及陸法蘭先生；非執行董事夏佳理先生、周胡慕芳女士及余立仁先生；獨立非執行董事Holger Kluge先生、余頌平先生及黃頌顯先生。

於Alpha收購事項及Blackwater收購事項完成後


United Utilities
基金會
長江基建
本公司
100%
100%
100%
100%
UUO
Goldia
Able Venture
Alpha
15%
15.2%
49.9%
19.9%
Gas Network
100%
Blackwater
網絡業務

於Alpha收購事項、Blackwater收購事項及9.9%銷售完成後


United Utilities
基金會
長江基建
Challenger
STC
本公司
100%
100%
100%
100%
UUO
Goldia
Able Venture
Alpha
15%
15.2%
40%
5.8%
4.1%
19.9%
Gas Network
100%
Blackwater
網絡業務

各方同意監管Gas Network及其附屬公司營運及管理之方式以及Alpha、Able Venture、Goldia、UUO及9.9%買方之關係。尤其是，重訂Gas Network股東協議載有規管（其中包括）Gas Network董事會之組成、Gas Network董事會及股東大會程序以及有關轉讓Gas Network股份之一般限制之條文。

就董事於作出一切合理查詢後所深知、所得資料及確信，9.9%買方、DeAM及彼等之最終實益擁有人均為與本公司概無關連之獨立第三者，且並非本公司之關連人士。

Alpha收購事項及9.9%銷售並非受雙方互相所限。因此，Alpha收購事項及9.9%銷售可能個別或兩者均不會完成。

5. 企業架構及擁有權圖表

以下乃Gas Network及Blackwater於Alpha收購事項前、於Alpha收購事項及Blackwater收購事項完成後，以及於Alpha收購事項、Blackwater收購事項及9.9銷售完成後之股權架構：

於Alpha收購事項前


NGT
United Utilities
基金會
長江基建
100%
100%
100%
100%
100%
Transco
UUO
Goldia
Able Venture
Alpha
100%
Blackwater
收購協議
15%
15.2%
49.9%
19.9%
網絡業務
Blackwater
Gas Network
網絡業務

(e) Transco之職業退休金計劃於分拆網絡業務予Blackwater之日至Blackwater完成之期間內終止。

倘Transco行使其權利按上文所述任何基準終止Blackwater收購協議，其須向Gas Network支付為數13,980,000英鎊（195,720,000港元）之違約金。

3.4 完成

在達成Blackwater條件及上文第3.3節所述之終止權利並未獲行使之規限下，Blackwater完成日期為首項期權行使通知準時送達後下一個月首日或Transco及Gas Network同意之其他日期。

倘Blackwater條件於二零零五年七月一日（或Transco及Gas Network（各合理地行事）可能同意之較後日期）前並無獲履行或豁免，或Transco及Gas Network（合理地行事）同意某一項Blackwater條件無法履行，Blackwater協議將自動終止而Blackwater收購事項將不會進行。

倘於二零零五年八月二十九日或之前未能落實Blackwater完成，Blackwater收購協議將告終止，除非於該日期前未能完成該協議乃因各訂約方未能於基本不利變動出現時達成協議，而獨立專家隨後釐定並無出現基本不利變動情況。

4. 9.9%銷售之詳情

於簽立Alpha收購協議後，長江基建、Able Venture及9.9%買方於二零零四年十一月十二日訂立9.9%銷售協議，據此Able Venture同意出售而9.9%買方同意購入9.9%待售股份。

於Alpha收購協議、Blackwater收購協議、9.9%銷售協議及分拆協議各自完成後，本公司、長江基建及9.9%買方將分別直接或間接（視情況而定）擁有Gas Network之19.9%、40%及9.9%股權。

於Alpha完成時或之前，本公司將與Alpha、Able Venture、Goldia、長江基建、基金會、UUO、UUCS、9.9%買方及DeAM訂立重訂Gas Network股東協議。重訂Gas Network股東協議將載列條款，根據該等條款，Alpha、Able Venture、Goldia、UUO及9.9%買方將同意認購Gas Network之股份。該協議亦載列訂約

倘發生以下事件，則Gas Network須向Transco支付違約金13,980,000英鎊（195,720,000港元）：

(a) Gas Network未能支付Blackwater代價或促使Blackwater於Blackwater完成時償還集團內部間之負債；

(b) Blackwater收購協議因Gas Network未能在合理情況下盡力促使履行上文所述之Blackwater條件(b)、(c)、(d)及(e)而終止；

(c) 上文所述之Blackwater條件(c)因Gas Network為網絡業務之建議擁有人或因Gas Network採納之財務架構建議而未獲履行；或

(d) 上文所述之Blackwater條件(d)並未獲履行。

倘Gas Network因上文Blackwater條件(d)並未獲履行而須支付違約金，長江基建同意支付基金會及United Utilities於該等費用之應佔金額。

倘於Blackwater完成前，Blackwater收購協議之條款內有關基本不利之變動出現而Transco未能作出補救行動，Gas Network將有權終止Blackwater收購協議。在該等情況下，Transco或Gas Network將毋須支付任何違約金。

於Blackwater完成前，倘發生以下事件，則Transco可終止Blackwater收購協議：

(a) 管理局表示將要求Transco將其保留之氣體分銷業務置存於不同之獨立法定實體；

(b) 管理局決定，根據Transco之氣體輸送商牌照條款，Transco就Blackwater將獲提供之服務所收取之任何收入並非為准許收入；

(c) 英國適用之退休金法例出現變動，要求僱主在停止參與職業退休金計劃時支付款項；

(d) Transco有合理可能性須就Blackwater之僱員於分拆網絡業務予Blackwater前之期間停止參與Transco之職業退休金計劃支付任何款項；或

原因為倘Gas Network因下文所述之Blackwater條件(d)並未獲履行而須支付違約金，長江基建同意支付基金會及United Utilities於該等費用之應佔金額。根據Alpha收購協議，長江基建有關Alpha之該等責任將由Alpha完成起由本公司承擔 — 請參閱上文第2.2節。

Blackwater代價乃於NGT (Transco為其全資附屬公司) 進行競爭性拍賣後由長江基建與Transco經公平磋商後釐定。

3.3 先決條件

Blackwater完成須待下列各項條件達成或獲批准豁免後，方可作實：

(a) 按照分拆協議之條款完成分拆；

(b) HSE已書面確認其接納Transco與Blackwater各自根據GS(M)R之經修訂安全個案；

(c) 管理局已就Gas Network根據Blackwater之氣體輸送商牌照出售Blackwater股份發出同意書；

(d) 長江基建股東批准Blackwater收購協議項下擬進行之交易，或 (倘上市規則允許) 取得持有超過50%長江基建已發行股本之一名或一組長江基建股東就Blackwater收購協議項下擬進行之交易發出之書面同意或批准；及

(e) 根據Blackwater收購協議Blackwater收購事項按有關歐盟對於合併控制的有關條例 (第139/2004號規例) 向歐盟作出通知 (如有)。

除Transco與Gas Network明確訂立書面協議外，概無上文所述之Blackwater條件可獲豁免。於最後可行日期，並無Blackwater條件已獲達成。

倘Blackwater收購協議因Transco未能在合理情況下盡力促使履行上文所述之Blackwater條件(a)、(b)及(c)而終止，則Transco將須向Gas Network支付違約金13,980,000英鎊 (195,720,000港元)。

Blackwater完成須待若干先決條件獲履行或獲批准豁免後才可作實。該等條件包括管理局已就根據Blackwater之氣體輸送商牌照出售Blackwater股份予Gas Network發出同意書。Blackwater之氣體輸送商牌照之條款並未落實。然而，假設該牌照之條款與Transco之氣體輸送商牌照所載者相同，該等條款可能間接限制可獲轉讓Blackwater股份之人士。然而，該等限制將不會影響Blackwater收購事項、Alpha收購事項及9.9%銷售。

3.2 代價

Blackwater代價為1,393,700,000英鎊（19,511,800,000港元）減去集團內部間之負債。集團內部間之負債（Gas Network將促使Blackwater於Blackwater完成時支付予Transco）預期約為870,000,000英鎊（12,180,000,000港元）。Blackwater將透過財務協議產生之外部銀行融資償還集團內部間之負債。

因此，Gas Network於Blackwater完成時須以現金支付予Transco之Blackwater代價預期約為524,000,000英鎊（7,336,000,000港元），即1,393,700,000英鎊（19,511,800,000港元）與集團內部間之負債之差額。

上一段所述現金代價及向Transco償還之集團內部間之負債將於編製完成賬目後作出調整。有關調整並無上限。支付Blackwater代價之資金將以Gas Network之股東資本（按彼等各自於Gas Network持股量之比例）及外部銀行借款提供。

於Alpha完成時，本公司將透過簽立向JPMorgan Chase Bank、Barclays Bank PLC及Royal Bank of Canada發出之承諾書，承擔長江基建於財務協議項下之責任，惟以長江基建於Alpha股份之間接擁有權及其於Gas Network之19.9%間接權益所產生者為限。有關融資對Gas Network股東並無追索權。

長江基建已向Transco承諾，其將促使附屬公司Alpha及Able Venture於Blackwater完成或Gas Network須向Transco支付任何違約金之日（以較早者為準）前，按面值以現金認購不少於：

(a) Gas Network之13,980,000股每股面值1英鎊（14港元）之股份（相等於Gas Network全部已發行股本）（適用於倘Gas Network因未能履行下文所述之Blackwater條件(d)而須向Transco支付違約金）；或

(b) Gas Network之9,758,040股每股面值1英鎊（14港元）之股份（相等於Gas Network全部已發行股本之69.8%）（適用於所有其他情況）。

倘(i)於長江基建股東特別大會上，長江基建股東並無給予上文Alpha條件(a)所述之批准；或(ii)於股東特別大會上，獨立股東並無給予上文Alpha條件(b)所述之批准，則Alpha收購協議將自動終止而Alpha收購事項將不會進行。

倘Alpha條件未能於二零零五年八月三十日前獲達成，Alpha收購協議亦將自動終止。

3. BLACKWATER收購事項之詳情

3.1 概覽

NGT透過其全資附屬公司（即Transco）擁有、經營及開發英國主要部分之天然氣輸送及分配系統。NGT於二零零三年十二月公開宣佈，其正徵求英國八個地區氣體分銷網絡之其中五個之指示性邀約。

Gas Network為一間集團公司，其股東包括基金會及United Utilities之全資附屬公司（分別為Goldia及UUO）以及長江基建之全資間接附屬公司Alpha及Able Venture。Gas Network為長江基建之聯繫人士，長江基建為本公司之主要股東（定義見上市規則），因此Gas Network乃本公司之關連人士（定義見上市規則）。

Gas Network股東協議由（其中包括）Alpha及Able Venture各自與基金會及United Utilities之全資附屬公司於二零零四年八月三十日訂立。該協議乃規管彼等作為Gas Network股東之關係。

於成功競投後，Gas Network獲選為網絡業務之優先投標人。因此，於二零零四年八月三十一日，Gas Network、Transco及Blackwater訂立Blackwater收購協議，據此Gas Network有選擇權要求Transco向其出售及Transco有選擇權要求Gas Network向其購入Blackwater股份，（即Blackwater之全部已發行股本）。

於同日，Transco與Blackwater簽立分拆協議，據此Blackwater同意向Transco收購網絡業務。於Blackwater完成時或之前，網絡業務將根據分拆協議之條款售予Blackwater。於Blackwater完成時，Gas Network將收購Blackwater，故其將透過持有Blackwater之股權擁有網絡業務。

Goldia、UUCS及長江基建（或其中之數方）為多項日期為二零零四年八月三十日之協議及附函（統稱「**財務協議**」）之訂約方，據此，將會就網絡業務向Blackwater提供若干財務信貸。於Alpha完成時，本公司將透過簽立向銀行發出之承諾書承擔長江基建於財務協議項下之責任，惟以長江基建於Alpha股份之間接擁有權及其於Gas Network之19.9%間接權益所產生者為限。根據財務協議，Goldia、UUCS及長江基建已同意向財務協議若干其他訂約方就彼等因該等財務信貸或財務協議而可能產生或引致之任何合理虧損、成本、索償、債務或開支提供最高達15,000,000英鎊（210,000,000港元）之賠償保證。本公司已同意承擔長江基建因長江基建於Gas Network之19.9%間接權益而產生之有關責任。

就董事於作出一切合理查詢後所深知、所得資料及確信，Barclays Capital、J.P. Morgan plc、Royal Bank of Canada、Barclays Bank PLC及JPMorgan Chase Bank概非本公司之關連人士。

2.3 先決條件

Alpha完成須待下列各項條件達成後，方可作實：

(a) 長江基建股東於長江基建股東特別大會上批准(i) Blackwater收購協議及Gas Network股東協議項下擬進行之交易；及(ii)Alpha收購協議項下所述之出售Alpha股份；及

(b) 獨立股東於股東特別大會上批准(i)Alpha收購事項；及(ii)Alpha收購協議及Gas Network股東協議項下擬進行之相關交易及事宜。

各訂約方不得豁免任何Alpha條件。於最後可行日期，Alpha條件並未獲履行。

2.4 完成

在達成Alpha條件之規限下，Alpha完成預期於長江基建股東特別大會及股東特別大會結束後立即進行，並須為Alpha條件獲達成之日後起計三個營業日。

立類似承擔。本公司分佔任何該等承諾或承擔之比例將不會超過有關總貨幣金額（為該等承擔及承諾之金額）之19.9%。

於最後可行日期，本公司須作出或訂立之承諾及承擔已於本通函中披露。倘本公司日後須提供額外承諾及／或訂立上一段所述之額外承擔，本公司將採取有關所需步驟，以遵守上市規則。

在下文第3.3節所述之情況下，倘終止Blackwater收購協議，則Gas Network須向Transco支付為數13,980,000英鎊（195,720,000港元）之違約金。Alpha已於Gas Network股東協議中承諾，倘Blackwater收購協議終止，其將認購相當於該金額19.9%之Gas Network股份，使Gas Network能夠支付違約金。長江基建已於Gas Network股東協議中承諾，促使Alpha遵行該責任。長江基建該項責任亦將於Alpha完成時由本公司承擔。

於Alpha完成時或之前，本公司將簽立向Transco發出之承諾書（「**Transco承諾書**」）。於該承諾書中，倘因Blackwater收購協議終止而導致產生根據Blackwater收購協議而須支付Gas Network成本貢獻之責任，本公司將向Transco承諾促使Alpha以現金合共2,782,020英鎊（38,948,280港元）按面值認購Gas Network每股面值1英鎊（14港元）之股份，以使Gas Network能支付上一段所述總額為13,980,000英磅（195,720,000港元）之違約金。然而，倘Blackwater收購協議乃因長江基建未能取得所需之股東批准而終止，本公司將毋須承擔促使Alpha就此認購Gas Network股份之責任。

此外，於Alpha完成時，本公司亦將承擔以下有關Blackwater收購事項之責任：

(a) Gas Network及長江基建就Blackwater收購事項產生若干成本及開支。本公司已同意(i)承擔該等成本及開支之部份責任；及(ii)就該等成本及開支向長江基建提供賠償保證。於最後可行日期，本公司將須承擔之該等成本及開支估計約為12,000,000港元。

(b) Barclays Capital（Barclays Bank PLC之投資銀行部）、J.P. Morgan plc、Royal Bank of Canada（透過RBC Capital Markets行事）、Barclays Bank PLC、JPMorgan Chase Bank、Royal Bank of Canada、

倘9.9%銷售協議(詳情載於下文第4節)可達致完成，於Alpha收購協議、Blackwater收購協議、9.9%銷售協議及分拆協議各自完成後，本公司、長江基建及9.9%買方將分別直接或間接(視情況而定)擁有Gas Network之19.9%、40%及9.9%股權。

2.2 代價及附屬交易

Alpha股份之代價為1港元，將於Alpha完成時以現金支付。

Alpha須於Blackwater完成時為其按比例分佔Gas Network須支付之Blackwater代價提供資金。因此，於Blackwater完成前，Alpha將認購Gas Network約104,276,000英鎊(1,459,864,000港元)之新股本，將佔Gas Network於Blackwater完成時須支付之Blackwater代價約19.9%。有關代價將以本公司之內部現金資源及／或銀行借款撥付。

根據Gas Network股東協議，長江基建承諾促使Alpha按上文所述遵行其認購Gas Network股份之責任。

於Alpha完成時或之前，本公司將訂立可能所需之有關協議，以(其中包括)承擔長江基建根據Gas Network股東協議有關Alpha之責任及承諾。此將包括承擔上兩段所述認購Gas Network股份之承諾。其中包括本公司將與Alpha、Able Venture、Goldia、長江基建、基金會、UUO、UUCS、9.9%買方及DeAM訂立重訂Gas Network股東協議。Goldia為基金會之全資附屬公司。UUO及UUCS均為United Utilities之全資附屬公司。

就董事於作出一切合理查詢後所深知、所得資料及確信，NGT、Transco、Blackwater、Goldia、基金會及United Utilities概非本公司之關連人士。本公司之關連人士概無擁有基金會之控制權，亦無於基金會擁有任何實益權益。董事並不知悉NGT、Transco、Blackwater及United Utilities任何一方於本公司擁有任何權益。重訂Gas Network股東協議之進一步詳情載於下文第4節。

由Alpha收購協議至Blackwater完成期間，本公司將就有關資助Gas Network及其收購Blackwater全部已發行股本提供可能合理所需之額外承諾及訂立承擔，惟Gas Network所有其他股東亦須同意作出類似承諾或訂

本通函旨在(i)向　閣下提供有關Alpha收購事項及附屬交易之詳盡資料；(ii)載列獨立董事委員會及里昂證券就Alpha收購事項及附屬交易之意見及推薦建議；及(iii)向　閣下發出股東特別大會通告，會上將提呈決議案為普通決議案以尋求獨立股東批准Alpha收購事項及附屬交易。

隨附長江基建通函，僅供　閣下參考。請注意長江基建通函附錄二載有有關網絡業務之若干財務資料。

除載於長江基建通函之資料亦載於本通函者外，董事對長江基建通函之內容概不負責，對其準確性或完整性亦不發表任何聲明，並明確表示概不就長江基建通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

2. ALPHA收購事項及附屬交易之詳情

2.1 概覽

於二零零四年九月十日，長江基建與本公司訂立Alpha收購協議，據此長江基建同意促使出售而本公司同意購入，或促使其全資附屬公司購入Alpha股份，即Alpha之全部已發行股本。

Alpha為長江基建之全資間接附屬公司，擁有Gas Network已發行股本之19.9%。根據Blackwater收購協議，Gas Network已同意購入Transco新成立之全資附屬公司Blackwater之全部已發行股本，而Blackwater將於分拆協議完成時擁有現時由Transco經營之網絡業務。Blackwater收購事項及分拆協議之進一步詳情載於下文第3節。

於Alpha收購協議及Blackwater收購協議完成後：

(a) 本公司將透過Alpha間接擁有Gas Network及Blackwater之19.9%權益，因而擁有網絡業務之19.9%權益；及

(b) Alpha將成為本公司之全資間接附屬公司。

於Alpha收購事項及Blackwater收購事項完成後，由於本公司於Gas Network之權益將少於20%，故Blackwater將於本公司之財務報表被視作一項投資。

Alpha為長江基建新成立之全資間接附屬公司，擁有Gas Network全部已發行股本之19.9%。根據Blackwater收購協議，Gas Network已有條件同意購入Blackwater股份，即Blackwater之全部已發行股本。Blackwater為Transco新成立之全資附屬公司，於分拆協議完成時擁有現時由Transco經營之網絡業務。

根據上市規則，Alpha收購事項構成本公司之須予披露及關連交易，因此須(其中包括)取得獨立股東之批准。

於Alpha完成後，本公司將承擔長江基建就Blackwater收購事項之若干責任，包括(其中包括)有關Gas Network及長江基建之責任之若干賠償保證責任。所有附屬交易之進一步詳情載於下文第2.2及第4節。

獨立董事委員會經已成立，就Alpha收購事項及附屬交易向獨立股東提供意見。里昂證券已獲委任為獨立財務顧問，就Alpha收購事項及附屬交易向獨立董事委員會及獨立股東提供意見。

誠如通函寄發公佈所述，根據上市規則第14.38及第14A.49條之規定，一份有關Alpha收購事項之通函必須於Alpha收購事項公佈刊發當日起計21日內寄發予股東，在此而言即為二零零四年十月四日或之前。

Blackwater收購事項及Alpha收購事項分別構成長江基建之非常重大收購(定義見上市規則)及非常重大出售(定義見上市規則)。根據上市規則，長江基建須寄發通函予長江基建股東，通函包括(除其他資料外)網絡業務之會計師報告。

基於Blackwater收購事項及Alpha收購事項為有緊密關連之事項，董事認為向股東提供載於長江基建通函之資料乃屬適當。因此，董事決定延長本通函之寄發期間至與長江基建通函之寄發期間一致，以使股東能獲取額外資料。

因此，本公司已向聯交所申請而聯交所已授予本公司豁免嚴格遵守上市規則之規定以延長寄發本通函之日期至不遲於二零零四年十二月三日。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

(於香港註冊成立之有限公司)

(股份代號：006)

執行董事：
麥理思先生(主席)
霍建寧先生(副主席)
曹棨森先生(集團董事總經理)
甄達安先生
甘慶林先生
李蘭意先生
李澤鉅先生
陸法蘭先生

註冊辦事處：
香港
堅尼地道44號

非執行董事：
夏佳理先生
周胡慕芳女士
Holger Kluge先生*
余頌平先生*
黃頌顯先生*
余立仁先生

* 獨立非執行董事

敬啟者：

須予披露及關連交易

收購
ALPHA CENTRAL PROFITS LIMITED

1. 緒言

於二零零四年九月十三日在Alpha收購事項公佈中，本公司宣佈與長江基建訂立Alpha收購協議，據此長江基建同意促使出售而本公司同意購入，或促使其全資附屬公司購入Alpha股份(即於Alpha收購協議日期Alpha之全部已發行股本)。

「股東」	指	本公司之股東
「STC」	指	SAS Trustee Corporation，於新南威爾斯註冊成立之法定法團，乃一個海外政府退休基金之受託人及DeAM之客戶
「聯交所」	指	香港聯合交易所有限公司
「Transco」	指	Transco plc，於英國及威爾斯註冊成立之有限公司，註冊編號為2006000，為NGT之全資附屬公司
「United Utilities」	指	United Utilities plc，根據英國及威爾斯法律註冊成立之有限公司，註冊編號為2366616，其股份於倫敦證券交易所上市
「UUCS」	指	United Utilities Contract Solutions Limited，根據英國及威爾斯法律註冊成立之公司，並為United Utilities之全資附屬公司
「UUO」	指	United Utilities Operations Limited，根據英國及威爾斯法律註冊成立之公司，並為United Utilities之全資附屬公司
「美元」	指	美元，美國之法定貨幣
「英鎊」	指	英鎊，英國之法定貨幣
「港元」	指	港元，香港之法定貨幣
「澳元」	指	澳元，澳洲之法定貨幣

附註：本通函所列之幣值數字乃按1英鎊=14港元兌換，僅供參考之用。

		(b) 經營該網絡所使用之物業、貨倉及車隊；
		(c) 經營該網絡所需之合約、知識產權、政策、程序及牌照；
		(d) 擁有英國氣體運輸業豐富知識及具備經營氣體分銷網絡豐富經驗之網絡管理隊伍；及
		(e) 於緊接分拆協議完成前，Transco所經營由蘇格蘭邊界至南約克郡之氣體輸送業務
「NGT」	指	National Grid Transco plc，於英國及威爾斯註冊成立之有限公司，註冊編號為4031152，其股份於倫敦證券交易所及紐約證券交易所上市
「期權行使通知」	指	根據Blackwater收購協議之條款將予發出有關買賣Blackwater股份之認購期權行使通知或認沽期權行使通知（視情況而定）
「普通股」	指	本公司股本中每股面值1港元之普通股
「中國」	指	中華人民共和國
「決議案」	指	本通函末所載股東特別大會通告內載列擬於股東特別大會上提呈之普通決議案
「重訂Gas Network股東協議」	指	本通函內之董事會函件第4節所述本公司、Alpha、Able Venture、Goldia、長江基建、基金會、UUO、UUCS、9.9%買方及DeAM將就Gas Network訂立之經修訂及重訂股東協議
「證券及期貨條例」	指	香港法例第571章證券及期貨條例

「分拆協議」	指	Tranco與Blackwater就Blackwater購入網絡業務而於二零零四年八月三十一日訂立之協議
「香港」	指	中國香港特別行政區
「HSE」	指	英國健康及安全理事
「和黃」	指	和記黃埔有限公司，於香港註冊成立之有限公司，註冊編號為54532，其股份於聯交所上市(股份代號：013)
「獨立董事委員會」	指	由佘頌平先生組成之獨立董事委員會，以就Alpha收購事項及附屬交易向獨立股東提供意見
「獨立財務顧問」	指	獨立董事委員會及獨立股東有關Alpha收購事項及附屬交易之獨立財務顧問
「獨立股東」	指	長江基建及其聯繫人士以外之股東
「集團內部間之負債」	指	Blackwater欠付Tranco之集團內部間之負債，預期於Blackwater完成時約為870,000,000英鎊(12,180,000,000港元)，而Blackwater有責任於Blackwater完成時償還予Tranco
「最後可行日期」	指	二零零四年十一月十九日，即本通函付印前以確定本通函所載若干資料之最後可行日期
「上市規則」	指	聯交所證券上市規則
「標準守則」	指	上市發行人董事進行證券交易的標準守則
「網絡業務」	指	分拆協議所定義之資產及業務，包括(其中包括)： (a) 於網絡區域內，由英國國家氣體輸送網絡運送氣體至客戶物業所需之油管基建設施 — 包括約36,000公里之氣體分配管道；

「DeAM」	指	Deutsche Asset Management (Australia) Limited，於澳洲註冊成立之公司，註冊編號為ABN 44072486938
「董事」	指	本公司之董事
「股東特別大會」	指	本公司即將舉行以批准Alpha收購事項、以及Alpha收購協議、Gas Network股東協議、重訂Gas Network股東協議及附屬交易項下擬進行之有關聯交易及事項之股東特別大會
「股東特別大會通告」	指	載於本通函末以召開股東特別大會之通告
「基金會」	指	李嘉誠(海外)基金會，一間於開曼群島註冊成立並以慈善為宗旨之擔保有限公司
「Gas Network」	指	Gas Network Limited，於英國及威爾斯註冊成立之有限公司，註冊編號為5213525。於本通函日期，長江基建間接持有其69.8%權益
「Gas Network股東協議」	指	Alpha、Able Venture、Goldia、長江基建、基金會、UUO及UUCS與彼等於Gas Network之權益及管理有關而於二零零四年八月三十一日訂立之股東協議，將由重訂Gas Network股東協議取代及終止
「Gas Network成本貢獻」	指	Transco、Blackwater及Gas Network於Blackwater收購協議內所同意，Gas Network將就Blackwater收購協議項下擬進行及／或與其有關之交易Transco所蒙受或須付之成本及費用作出為數13,980,000英鎊(195,720,000港元)之貢獻
「Goldia」	指	Goldia Resources Limited，於英屬處女群島註冊成立之公司，並為基金會之全資附屬公司
「本集團」	指	本公司及其附屬公司
「GS(M)R」	指	英國氣體安全(管理)條例1996

「Blackwater股份」	指	Blackwater股本中100股每股面值1英鎊之普通股，即於Blackwater收購協議日期Blackwater之全部已發行股本
「董事會」	指	本公司董事會
「Challenger」	指	Challenger Life No. 2 Limited，於澳洲註冊成立之有限公司，註冊編號為ABN44072486938
「通函」	指	本通函，包括其附錄
「通函寄發公佈」	指	和黃、長江基建與本公司有關(其中包括)延遲寄發本通函日期之聯合公佈，日期為二零零四年九月二十一日並於二十二日刊發
「長江基建」	指	長江基建集團有限公司，於百慕達註冊成立之有限公司，註冊編號為EC21980，其股份於聯交所上市(股份代號：1038)
「長江基建公佈」	指	長江基建就Blackwater收購協議而於二零零四年九月一日刊發之公佈
「長江基建通函」	指	長江基建就Blackwater收購事項、Alpha收購事項及9.9%銷售而於二零零四年十一月二十六日向長江基建股東寄發之通函
「長江基建股東特別大會」	指	長江基建將予舉行以批准(其中包括) Blackwater收購事項、Alpha收購協議項下之Alpha股份發售及若干相聯交易之股東特別大會
「長江基建股東」	指	長江基建之股東
「里昂證券」	指	里昂證券資本市場有限公司，根據證券及期貨條例被視為持牌法團，可從事證券及期貨條例項下第4、6及9類受規管活動，為獨立董事委員會及獨立股東有關Alpha收購事項及附屬交易之獨立財務顧問
「本公司」	指	香港電燈集團有限公司，於香港註冊成立之有限公司，註冊編號為46996，其股份於聯交所上市(股份代號：006)

「Alpha完成」	指	Alpha收購協議根據其條款完成
「Alpha條件」	指	Alpha收購協議所載Alpha完成之先決條件
「Alpha股份」	指	Alpha股本中1股面值1美元之普通股，即於Alpha收購協議日期Alpha之全部已發行股本
「附屬交易」	指	本通函董事會函件第2.2節所述與Alpha收購事項有關聯之交易及第4節所述本公司訂立之重訂Gas Network股東協議
「聯繫人士」	指	具有上市規則所賦予之涵義
「相聯法團」	指	具有證券及期貨條例第XV部所賦予之涵義
「管理局」	指	英國氣電市場管理局
「Blackwater」	指	Blackwater F Limited，於英國及威爾斯註冊成立之有限公司，註冊編號為5167070
「Blackwater收購事項」	指	Gas Network根據Blackwater收購協議收購Blackwater股份
「Blackwater收購協議」	指	Gas Network、Transco及Blackwater就買賣Blackwater股份而於二零零四年八月三十一日訂立之協議及根據該協議訂立之交易文件
「Blackwater完成」	指	Blackwater收購協議根據其條款完成
「Blackwater條件」	指	Blackwater收購協議所載Blackwater完成之條件
「Blackwater代價」	指	Blackwater股份之代價（經扣除集團內部間之負債），預期於Blackwater完成時約為524,000,000英鎊（7,336,000,000港元）

於本通函內，除文義另有指明外，下列詞彙具有以下涵義：

「9.9%買方」	指	9.9%待售股份之買方，即Challenger（9.9%待售股份之部分佔Gas Network已發行股本5.8%）及STC（9.9%待售股份之部分佔Gas Network已發行股本4.1%），彼等均為與本公司概無關連之獨立第三者，且並非本公司之關連人士
「9.9%銷售」	指	Able Venture根據9.9%銷售協議向9.9%買方出售9.9%待售股份
「9.9%銷售協議」	指	長江基建、Able Venture與9.9%買方於二零零四年十一月十二日就買賣9.9%待售股份所訂立之協議及根據該協議訂立之交易文件
「9.9%待售股份」	指	Gas Network股本中99股每股面值1英鎊之普通股，即於9.9%銷售協議日期Gas Network已發行股本之9.9%
「Able Venture」	指	Able Venture Profits Limited，於英屬處女群島註冊成立之有限公司，註冊編號為602782，乃長江基建之間接全資附屬公司
「Alpha」	指	Alpha Central Profits Limited，於英屬處女群島註冊成立之有限公司，註冊編號為607423，於Alpha完成前為長江基建之間接全資附屬公司
「Alpha收購事項」	指	本公司或其代名人根據Alpha收購協議收購及將由長江基建促使出售Alpha股份
「Alpha收購協議」	指	長江基建與本公司於二零零四年九月十日就買賣Alpha股份所訂立之協議及根據該協議訂立之交易文件
「Alpha收購事項公佈」	指	和黃、長江基建與本公司有關（其中包括）Alpha收購事項之聯合公佈，日期為二零零四年九月十日並於十三日刊發

目錄

頁次

此乃要件　請即處理

閣下如對本通函內容任何方面或應採取之行動**有任何疑問**，應諮詢股票經紀或其他持牌證券交易商、銀行經理、律師、專業會計師或其他專業顧問。

閣下如已將名下**香港電燈集團有限公司**股份全部**售出或轉讓**，應立即將本通函及隨附之委派代表書送交買主或承讓人或經手買賣之銀行、股票經紀或其他代理，以便轉交買主或承讓人。

香港聯合交易所有限公司對本通函之內容概不負責，對其準確或完整性亦不發表任何聲明，並明確表示概不就本通函全部或任何部份內容而產生或因倚賴該等內容而引致之任何損失承擔任何責任。

本通函僅為向股東提供有關本公司股東特別大會之若干資料，且並不構成收購或認購證券之邀請或要約。

香港電燈集團有限公司
Hongkong Electric Holdings Ltd.

（於香港註冊成立之有限公司）

（股份代號：006）

須予披露及關連交易

收購
ALPHA CENTRAL PROFITS LIMITED

獨立董事委員會及獨立股東之獨立財務顧問

CLSA
亞太區市場

董事會函件載於本通函第8至第25頁，而獨立董事委員會之函件則載於本通函第26頁。

獨立財務顧問致獨立董事委員會及獨立股東之意見函件全文載於本通函第27至第39頁。

在本公司於二零零四年十二月十四日（星期二）上午十一時三十分假座香港九龍紅磡德豐街二十號海逸酒店一樓大禮堂舉行之股東特別大會上，將提呈決議案以批准本通函所述事宜。

日期為二零零四年十一月二十六日召開股東特別大會之通告載於本通函第48至第49頁。

無論　閣下能否出席股東特別大會或任何續會，敬請將隨附之委派代表書按其印備之指示填妥，且無論如何於股東特別大會或其任何續會指定舉行時間四十八小時前交回本公司之註冊辦事處，地址為香港堅尼地道44號。填妥及交回隨附之委派代表書後，　閣下仍可依願親身出席股東特別大會或任何續會並於會上投票。

二零零四年十一月二十六日